SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 10, 2003

Commission File Number: 033-84776

MetroGAS S.A.

(Exact name of registrant as specified in its charter)

MetroGAS

(Translation of registrant’s name into English)

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MetroGAS S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated November 7, 2003 announcing the commencement of MetroGAS’ APE Solicitation.
2.	Selected sections of MetroGAS’ Solicitation Statement dated November 7, 2003, prepared in connection with the transaction described in the Press Release set out at Item 1.

Item 1.

www.metrogas.com.ar

FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.	Citigate Financial Intelligence
Pablo Boselli, Financial Manager	Patrick Kilhaney
(pboselli@metrogas.com.ar)	(Patrick.Kilhaney@citigatefi.com)
(5411) 4309-1511	(201) 499-3559

METROGAS ANNOUNCES THE COMMENCEMENT OF A SOLICITATION OF

CONSENTS TO RESTRUCTURE ITS UNSECURED FINANCIAL INDEBTNESS.

BUENOS AIRES, November 7, 2003 – MetroGAS S.A. (the “Company”) announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the “APE”), or extra-judicial preventative agreement, under Argentine law.

APE Solicitation

The Company today commenced a solicitation (the “APE Solicitation”) from holders of its 9- 7/8% Series A Notes due 2003 (the “Series A Notes”), its 7.35% Series B Notes due 2002 (the “Series B Notes”) and its Floating Rate Series C Notes due 2004 (the “Series C Notes” and, together with the Series A Notes and the Series B Notes, the “Existing Notes”) and its other unsecured financial indebtedness (the “Existing Bank Debt” and, together with the Existing Notes, the “Existing Debt”), subject to certain eligibility requirements, of powers of attorney authorizing the execution on behalf of the holders of its Existing Notes of, and of support agreements committing holders of its Existing Bank Debt to execute, an APE. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court (the “Reviewing Court”) for approval (“Court Approval”). Once an APE receives Court Approval that APE is binding on all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

This APE Solicitation and the Company’s execution of the APE are subject to a number of conditions, including that JPMorgan Chase Bank, as Settlement Agent, receives powers of attorney from, and that support agreements are executed by, holders that together represent a majority in number of the holders of the Company’s Existing Debt, accounting for at least 85% of the aggregate principal of and accrued interest on its Existing Debt (or, at the Company’s option, any lesser percentage equal at least to 66-2/3% of the aggregate principal of and accrued interest on its Existing Debt) as of the date of the Company’s statement of assets and liabilities which it is required to file with the Reviewing Court together with the APE.

If the APE is executed and subsequently receives Court Approval in the form that the Company has proposed, the Company will, at the option of each validly consenting holder of its Existing Debt, subject to the terms and conditions of the APE, take one or any combination of the following actions specified by such holder:

•	Cash option: subject to reallocation as described below, purchase such holder’s Existing Debt with respect to which a valid election of the cash option has been made for cash at a purchase price of U.S.$0.50 per U.S.$1.00 principal amount of such Existing Debt denominated in U.S. Dollars, Euros 0.50 per Euro 1.00 principal amount of such Existing Debt denominated in Euros and Ps.0.50 per Ps.1.00 principal amount of such Existing Debt denominated in Argentine Pesos, plus, in each case, Cash Option Interest, if any, as described below. The Company will purchase no more than U.S.$100.0 million aggregate principal amount of Existing Debt, or its equivalent in other currencies, excluding any amount of Cash Option Interest paid to holders of such Existing Debt. The Company will reallocate to the modification option referred to below any Existing Debt in respect of which this cash option has been elected in excess of this limit ratably according to the amount of Existing Debt in respect of which such election has been made by each holder. If the date (the “Settlement Date”), on which the Company (i) makes payment for the Existing Debt pursuant to this cash option and (ii) delivers the notes evidencing Existing Debt, as modified pursuant to the modification option described below (the “Modified Existing Debt”), occurs 60 days or more after the date the Company files the APE with the Reviewing Court (the “APE Filing Date”), each participating holder whose Existing Debt is purchased for cash pursuant to this cash option will receive, on the Settlement Date, interest (“Cash Option Interest”), on the amount to be paid to such holder at a rate of 2.5% per annum from the date 60 days after the APE Filing Date to, but excluding, the Settlement Date; and

•	Modification option: increase the principal amount of the Existing Debt, whether denominated in U.S. Dollars, Euros or Pesos or redenominated from Pesos to U.S. Dollars, by adding Capitalized Interest (as defined below) and modify the final maturity date and interest rate and certain other significant terms and conditions of such holder’s Existing Debt as to which a valid election of the modification option has been made, including, among others:

•	Increase in principal amount. The principal amount of Existing Debt will be increased by adding to such principal amount an amount equal to the amount of interest (“Capitalized Interest”) that would have accrued thereon at the rate of 2.5% per annum from the date to which interest at the original contract rate was last paid on such Existing Debt to, but excluding, the Settlement Date;

•	Payment of principal. Principal of the Modified Existing Debt will be paid in installments, with the final installment to be paid on the ninth anniversary of the Settlement Date; and

•	Interest rate. The Modified Existing Debt will bear interest at 3% per annum from the Settlement Date to, but not including, the second anniversary thereof, 4% per annum from the second anniversary thereof to, but not including, the fourth anniversary thereof, 5% per annum from the fourth anniversary thereof to, but not including, the sixth anniversary thereof and 6% per annum from the sixth anniversary thereof to, but not including, the date of payment in full thereof.

Expiration

The APE Solicitation is scheduled to expire at 5:00 P.M., New York City time, on December 10, 2003, unless extended.

THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS

APPROVED BY THE REVIEWING COURT. NEITHER THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE NOR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED AND WILL NOT REGISTER UNDER THE SECURITIES ACT THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED IF THE APE IS APPROVED BY THE REVIEWING COURT. THE APE SOLICITATION IS NOT BEING AND WILL NOT BE MADE TO HOLDERS OF EXISTING DEBT LOCATED IN ITALY AND WILL BE MADE TO THEM, IF AT ALL, AT A LATER DATE AND IN FULL COMPLIANCE WITH ITALIAN LAWS AND REGULATIONS.

The Information Agent for the APE Solicitation outside Argentina is GBR Information Services and its telephone number is (212) 644-1772. The Information Agent within Argentina is JP Morgan Chase Bank Buenos Aires Branch and its telephone number is 5411-4348-3475/4325-8046.

Item 2.

SUMMARY

The following summary highlights certain information contained elsewhere in this solicitation statement (including our 20-F). Accordingly, this summary does not contain all of the information that may be important to you. We urge you to read and review carefully this solicitation statement (including our 20-F), as well as the other documents to which this solicitation statement refers, in order to understand fully our company, the restructuring, this APE solicitation and the terms of the modified existing debt.

Our balance sheets as of December 31, 2002 and 2001 and our statements of operations, cash flows and changes in shareholders’ equity for each of the three years ended December 31, 2002 contained in our 20-F have been prepared assuming that we will continue as a going concern. Our independent auditors, PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2002 and a limited review report on our financial statements as of and for the six month period ended June 30, 2003 stating that we were negatively impacted by the deterioration of the Argentine economy and the Argentine government’s adoption of various economic measures, including the violation of the contractually-agreed License terms and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payments on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the six-months ended June 30, 2003 and as of and for the year ended December 31, 2002 do not include any adjustments that might result from the outcome of this uncertainty. See “Risk Factors—Risks Relating to Us”.

The following discussion is not indicative of our current or future results of operations, liquidity or funding, and should be read in conjunction with, and is qualified in its entirety by, “Risk Factors” below.

MetroGAS

Overview

General

We are the largest natural gas distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 24.1% of total deliveries of all gas distribution companies in Argentina during 2002 according to the 2002 Annual Report of ENARGAS. We have over 1.9 million customers in our service area (the City of Buenos Aires and southern and eastern greater metropolitan Buenos Aires), a densely populated area with major dual-fuel electric power plants and industrial and commercial users of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado, and we commenced commercial operations in December 1992. We are one of the largest publicly traded natural gas distribution companies, in terms of customers served, in North and South America.

During 2002, sales to residential customers accounted for approximately 60.7% of net sales, while sales of gas and of transportation and distribution services to industrial and commercial users and governmental entities accounted for approximately 19.8% of our net sales. The remainder of our sales of natural gas and of transportation and distribution services were to power plants and suppliers of, and dealers in, compressed natural gas used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: “Information on the Company—Our History and Development—The Argentine Natural Gas Industry” and Item 5: “Operating and Financial Review and Prospects—Operating Results” in our 20-F.

Our distribution system consists of approximately 15,800 km of principal and service-distribution mains and service pipelines. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased by us is transported through Argentina’s trunk pipeline systems, one of which is operated by Transportadora de Gas del Sur S.A. and the other by Transportadora de Gas del Norte S.A.

In the 1992 privatization of Gas del Estado, the Argentine government granted us a 35-year license, to which we refer as the “License”, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS. ENARGAS has broad regulatory authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff established by ENARGAS for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our License provides for the semiannual adjustment of our tariffs as a result of changes in the US Producer Price Index Industrial Commodities, to which we refer as the “US PPI”, and in certain other circumstances, and the Gas Act and our License provide that such tariffs will be adjusted every five years pursuant to a “pricecap with periodic review” methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains, and (ii) to recover the cost of investments made by them as well as a reasonable return on those investments. The Ley de Emergencia Pública y Reforma del Régimen Cambiario, Law No. 25,561, to which we refer as the Public Emergency Law, converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps. 1 per U.S. $1 and superseded and suspended a number of these provisions. Our tariffs have not been adjusted as contemplated by the Gas Act and our License since July 1999 (in respect of transportation and distribution tariffs) and May 2002 (in respect of the prices we pay for gas). See Item 4: “Information on the Company—Business Overview—Regulatory Framework” in our 20-F.

We are a stock corporation, or sociedad anónima, organized under the laws of Argentina. Our registered office is located at Gregorio Aráoz de Lamadrid 1360, (1267) City of Buenos Aires, Argentina, telephone: (5411) 4309-1010.

Business Strategy

After the crisis at the beginning of 2002, we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine government in order to expedite decisions and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See Item 4: “Information on the Company—Business Overview—Regulatory Framework—Tariffs—Renegotiation of the Tariffs” in our 20-F.

Our management has also taken and continues taking a variety of actions to mitigate the impact of the current economic crisis on us, the following of which are among the most important:

•	suspension of principal and interest payments to financial creditors except for two partial payments of interest made in July and November 2002;

•	in the absence of bank credit, reserving funds from operations for working capital and investments required to permit us safely to provide required service to our customers;

•	reduction of capital expenditures and preventive maintenance programs to levels which will still enable us in the near term to serve our customers safely and operate our network in accordance with quality and environmental standards;

•	appropriately tight control of all price adjustment requests from suppliers and required extension of payment terms;

•	suspension of recruitment of new employees and cancellation of employee training programs;

•	detailed listing of our contractual obligations payable and receivable in order to assess the level of our legal, economic and financial exposure and to determine our action plan for renegotiating and adjusting contracts in light of our prospects;

•	securing any necessary tax advice in order to make the best possible tax use of past and future tax losses; and

•	retaining international financial advisors to develop a comprehensive plan to restructure all of our financial indebtedness.

Constrained as we are by exposure to the risks and circumstances described in “Risk Factors”, our long-term strategy is to maintain and enhance our position in the energy market in Argentina. We continue to be an active participant in the domestic energy market, focusing on providing efficient and reliable natural gas service to our customers and being the country’s most innovative provider of natural gas distribution services and related products.

Since we commenced our operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. In February 1993, we implemented a voluntary retirement plan that resulted in the retirement of 1,268 employees by December 31, 1997. On June 30, 2003, we had 994 employees compared with 2,021 employees on December 31, 1992. In addition, we achieved operating efficiencies by renegotiating service contracts with independent suppliers and contracting for certain services previously performed by us. Following a significant increase in 2001 and the first quarter of 2002 in the amount of our provision for past due accounts resulting from the economic crisis in Argentina, such provision for subsequent periods has returned to historical levels.

We have completed a significant part of a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps.1,184 million in capital expenditures from 1993 through June 30, 2003, Ps.99.3 million in 2000, Ps.138.6 million in 2001, Ps.20.2 million in 2002 and Ps.7.2 million from January 1, 2003 to June 30, 2003 (all amounts in constant Pesos as of February 28, 2003). Due to the financial crisis in Argentina and the pesification and freezing of our tariffs, we have reduced our capital expenditures to amounts required to fulfill License provisions and regulatory requirements and ensure safe operation of the network but not exceeding asset depreciation. See “Risk Factors—Risk Factors Relating to Argentina—Recent political and economic instability resulted in a severe recession in 2001 and 2002 and may result in continued economic turmoil and recession” and “—The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition” and “—Risk Factors Relating to Us—On March 25, 2002 we suspended our payments on principal and interest on all of our financial debt and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License”.

Recent Developments

Acceleration of Series C Notes

By means of a letter dated September 30, 2003, Citibank, N.A., as trustee under the original indenture, notified us that the Series C Notes, all interest thereon and all other amounts payable under the Series C Notes had become due.

Renegotiation of Our License

The Public Emergency Law authorized the Argentine government to renegotiate its public utility contracts and established a renegotiation committee to renegotiate those contracts. According to the Public Emergency Law, the renegotiation committee, in negotiating the new tariff regime, was required to consider the effect of the tariffs on the competitiveness of the general economy and upon service standards, consumer protection and accessibility of services, and must take into account investments which public service companies have been authorized to make and have made, as well as profitability of such public service companies. Pursuant to the renegotiation process, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding the renegotiation of our tariff regime within the prescribed time periods.

In January 2003, a government decree and an ENARGAS resolution provided for an interim residential tariff increase of approximately 7.0%, and we began invoicing customers on the basis of the increased tariffs. However, various objections were filed pursuant to which a court issued a preliminary injunction prohibiting the increase. We subsequently resumed invoicing at the lower tariff levels.

On July 3, 2003, the Executive Power issued Decree No. 311/2003 which replaced the existing renegotiation committee with a new entity, the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, or “URAC”, which is to be in charge of the renegotiation process. URAC is to resume the renegotiations at the stage at which they were at the time of the creation of URAC and is empowered, among other things, to propose transitional tariffs and a general framework applicable to public utility services. URAC is chaired by the Ministry of Economy and the Ministry of Federal Planning, Public Investment and Services, and managed by an Executive Secretary. The Executive Secretary will be responsible for renegotiating 61 public utility contracts and licenses, recommending transitional tariff increases or segmentation, and, concurrently, proposing a new overall regulatory framework for all public services rendered in Argentina. In addition, Decree No. 311/2003 relegates the entities that regulate public utility services, including ENARGAS, to a technical advisory role and requires them to comply with the instructions of the Executive Secretary of URAC.

The Argentine Congress adopted legislation on October 21, 2003 extending until December 31, 2004 the period for the Executive Power to renegotiate the public utility contracts. The new legislation also provides that in such renegotiations the Executive Power will not be subject to, or limited by, existing regulatory frameworks, that the renegotiated contracts must be submitted to the Argentine Congress and that they will be deemed to have been approved by the Argentine Congress unless they are disapproved by the Argentine Congress within 60 days of such submission. We cannot assure you that that the public utility contracts (including our License) will be renegotiated by December 31, 2004 or, if they are so renegotiated, that they will not be disapproved by the Argentine Congress.

As of the date of this solicitation statement, the Argentine government has not taken concrete measures with respect to the renegotiation process (except for the creation of URAC) and, thus, it is not possible to predict the outcome of this process or the impact that the renegotiation process may have on us and the tariffs we charge, including any impact on our ability to sustain our business strategy.

Gas Purchase Contracts

We are a party to a number of contracts, to which we refer as “gas purchase contracts”, for the purchase of natural gas. In general, these contracts provide for us to purchase natural gas at prices and volumes which we believed, at the time of entering into such gas purchase contracts, would permit us to provide appropriate service to our customers. The natural gas contracts also generally impose on us the obligation, to which we refer as a “take-or-pay” obligation, to pay for certain minimum volumes of gas even if we do not take such volumes.

Since the end of 2001, our customers’ demand for natural gas has decreased slightly from historical levels due to the reduced level of economic activity in Argentina as a consequence of the current crisis and an increase in the supply of hydroelectric power. As a result, our gas purchase contracts (including our take-or-pay obligations under those contacts) required us to purchase more gas than we required in order to meet our customers’ demand.

We sought to address this imbalance by attempting to renegotiate certain of our gas purchase contracts to reduce the volumes of gas to be purchased thereunder and by not renewing others of our gas purchase contracts upon their expiration. While we have not completed the renegotiation of any of our gas purchase contracts, we expect that, if we are successful in renegotiating one or more of our gas purchase contracts, all disputes under such renegotiated gas purchase contracts (including the disputes referred to below with respect to take-or-pay obligations but excluding the disputes described below under “—Disputes under Gas Purchase Contracts”) will be resolved as part of such renegotiation.

Our gas purchase contracts generally allow us to recover any amounts paid as a result of incurring take-or-pay liabilities to gas suppliers within periods of three to twelve months by taking at no additional cost to us additional gas in amounts in excess of minimum contracted volumes. Subject to the next paragraph, we believe that it is unlikely that the take-or-pay provisions of our gas purchase contracts will result in any significant liability for gas not taken by us. Since 1993 and subject to the next paragraph, we have not incurred any take-or-pay liability under our gas purchase contracts which we were not able to recover by taking gas at a later time at no additional cost to us.

During October and November 2003 we received from Total Austral S.A. and Pan American Energy LLC Sucursal Argentina claims aggregating U.S.$24.3 million on account of our alleged take-or-pay obligations for the period from January 2002 through September 2003 under our gas purchase contract with a consortium comprised of Total Austral S.A., Wintershall Energía S.A. and Pan American Energy LLC Sucursal Argentina. We are disputing the validity of these claims. In addition, Total Austral S.A. reserved the right to claim any additional amounts to which it might be entitled under that gas purchase contract.

Our daily contract volumes and take-or-pay obligations under our current gas purchase contracts are as set forth in the following chart for the indicated periods:

Current Daily Contract Volumes and Take-or-Pay Obligations

	2002		2003		2004		2005		2006
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Daily Contract Volumes
Summer (Oct.-April)	11.7	413	11.2	396	7.6	267	5.3	187	3.2	112
Winter (May-Sept.) (a)	12.5	442	11.8	418	6.4	226	5.3	187	0.6	21
Daily Take-or-Pay Contract Volumes
Summer (Oct.-April)	7.9	277	7.4	263	4.3	153	3.3	115	1.9	68
Winter (May-Sept.) (a)	10.6	375	10.0	354	5.4	190	4.3	152	0.5	19

(a)	If our daily contract volumes during the winter are below expected demand, we expect to purchase additional gas in the spot market for sale during the winter months. Since May 1, 1999 (the expiration date of contracts executed in 1994 with YPF), our gas purchases from YPF have decreased from 55% to 24% of our total gas purchases and we have purchased gas from additional suppliers (Total Austral S.A. (“Total Austral”)/Pan American Energy LLC (“Pan American Energy”)/Wintershall Energía S.A. consortium (40%) and Pan American Energy LLC (5%)). Contracts with Perez Companc (6%), Petrolera Santa Fe (9%) and other producers remained in force.

While we can give no assurance that we will be successful in renegotiating our gas purchase contracts on terms acceptable to us, if we renegotiate those gas purchase contracts on the terms we are currently discussing with our counterparties, we expect that our daily contract volumes and take-or-pay obligations under our gas purchase contracts will be as set forth in the following chart for the indicated periods:

Expected Daily Contract Volumes and Take-or-Pay Obligations

	2003		2004		2005		2006		2007
	MMCM	MMCF	MMCM	MMCM	MMCF	MMCF	MMCM	MMCF	MMCM	MMCF
Daily Contract Volumes
Summer (Oct.-April)	10.61	375	6.79	240	6.79	240	3.59	127	3.00	106
Winter (May-Sept.) (a)	14.71	520	10.89	385	9.79	346	6.59	233	6.00	212
Daily Take-or-Pay Contract Volumes
Summer (Oct.-April)	6.59	233	4.03	142	4.03	142	2.39	84	2.16	76
Winter (May-Sept.) (a)	11.06	391	8.19	289	7.80	289	5.03	178	4.80	170

(a)	If our daily contract volumes during the winter are below expected demand, we expect to purchase additional gas in the spot market for sale during the winter months.

Disputes Under Gas Purchase Contracts

The Public Emergency Law pesified certain of our contracts denominated in U.S. Dollars, including our gas purchase contracts, provided for the adjustment for CER of amounts payable thereunder and provided that, should any such contract, as modified by operation of the Public Emergency Law, be too burdensome for one of the parties and should the parties fail to reach an agreement with respect thereto, the matter may be referred to the courts for the establishment of an equitable solution. Our suppliers have continued to bill us under our gas purchase contracts for the Peso equivalent of the U.S. Dollar amount which would have been payable under those contracts had they not been pesified. We have rejected these claims and have paid our gas suppliers the amounts that ENARGAS permits us to pass through to our customers in respect of gas purchase prices, which amounts do not include an adjustment for CER. We have accrued no liability or expense for the excess of the amounts of these bills above the amounts that ENARGAS permits us to pass through to our customers because we believe that it is improbable that we will be required to pay such amounts and because of our right under the regulatory framework under which we operate to pass through to our customers any such amount which we are ultimately required to pay.

Our suppliers have notified us that the gas purchase contracts to which they are parties, as modified by operation of the Public Emergency Law, are too burdensome for them and have made the claims for compensation thereunder referred to above. We have not agreed with any of those notifications or claims. To date, none of our gas suppliers has instituted litigation in respect of its claim for compensation. We can give no assurance as to whether we will reach agreement with our gas suppliers on these disputes or, if any such dispute is litigated, of the outcome of such litigation. Although we believe that it is improbable that we will be required to pay the full amounts relating to these claims or, if we are required to pay such amounts, will not be authorized to pass through to our customers such amounts, if at some time we are required, through litigation or otherwise, to pay such amounts and are not authorized to pass through to our customers the amounts paid, our restructuring would most likely be unsuccessful.

Other gas distribution companies are in a position similar to ours with respect to their relations with their gas suppliers and, as a result, we believe that a resolution of the dispute between producers and distributors may take the form of an industry-wide agreement or regulation. However, we are unable to assure you of whether we would be part of any such settlement, or what the terms of such settlement would be.

Capsule Financial Information

We have not made publicly available our financial statements as of and for the nine months ended September 30, 2003 and, consequently, such financial statements are not included in this solicitation statement. We have, however, completed our determination of the items set forth below that will be shown on the face of the statement of operations and the balance sheet included in such financial statements. Such items are unaudited. In management’s opinion, such items include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such items. Such items do not contain a reconciliation to generally accepted accounting principles used in the United States, to which we refer as “U.S. GAAP”, of our shareholders equity or net income as of and for the nine months ended September 30, 2003. We can give you no assurance that such items as of and for the nine months ended September 30, 2003, if reconciled to U.S. GAAP, would not reveal material differences with such items as presented under Argentine GAAP.

	Nine Months Ended September 30,
	2003	2002
	(in thousands of constant Pesos as at February 28, 2003) (unaudited)
STATEMENT OF OPERATIONS DATA
Argentine GAAP
Net sales	501,650	607,926
Gross profit	74,540	141,479
Operating income	6,021	21,402
Financial and holding gains	69,504	(754,828)
Income before tax	75,985	(732,539)
Net income	30,078	(535,139)

BALANCE SHEET DATA

Argentine GAAP
Fixed assets (net of depreciation)	1,844,631	1,918,009
Total assets	2,386,948	2,386,636
Net current assets	(1,195,915)	(901,551)
Total financial debt	1,357,119	1,549,178
Short-term financial debt	1,357,119	1,064,713
Long-term financial debt	—	484,465
Total shareholders’ equity	816,042	737,746

Payment Default and Restructuring

Background

The continuing economic crisis in Argentina described under “Risk Factors—Risk Factors Relating to Argentina” and “—Risk Factors Related to Us” has had a material adverse effect on our operations. The devaluation in 2002 of the Argentine Peso caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash-flow remains Peso-denominated and our tariffs have been frozen by the Argentine government in violation of our License. Moreover, the continuing economic crisis in Argentina has had a significant adverse effect on the overall level of economic activity in Argentina and has led to deterioration in the ability of our customers to pay their bills. These developments caused us to announce on March 25, 2002 the suspension of principal and interest payments on all our financial debt and to manage our cash flow in order to be able to continue to provide legally mandated licensed public services.

On March 22, 2002 we appointed J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank, Surcusal, Buenos Aires (collectively “J.P. Morgan”) to assist us in developing certain restructuring proposals. On September 25, 2002, following the signature of confidentiality agreements, we presented to various bank creditors our financial projections. On September 10, 2002, we were informed by a group of banks, including Banco Río de la Plata S.A., Bankboston N.A. Buenos Aires Branch, Banco Europeo para América Latina (BEAL) S.A., BBVA Banco Francés S.A. on behalf of Banco Bilbao Vizcaya Argentaria S.A., Citibank, N.A., Sucursal Buenos Aires, HSBC Bank Argentina S.A., Lloyds TSB Bank plc., Société Générale, The Bank of Tokyo-Mitsubishi, Ltd. and Wachovia Bank National Association, of the formation of a creditors’ committee (the “Creditors’ Committee”) representing all our bank creditors. On September 10, 2002, we conducted our first meeting with the Creditors’ Committee and we provided an update of our performance and short-term prospects. On February 18, 2003, we met with representatives of L’Associazione per la Tutela degli Investitori in Titoli Argentini (“TFA”), an entity that advises Italian noteholders. In our meeting with TFA, we discussed our performance and restructuring proposals in general. On March 16, 2003, we had a second meeting with the Creditors’ Committee, at which we discussed our performance and short-term and long-term prospects.

During April, 2003, we received requests from several banks in the Creditors’ Committee for a formal restructuring proposal. After signing new confidentiality agreements, we met or held conference calls with the Creditors’ Committee and representatives of TFA during June, July and August 2003, to discuss a preliminary proposal (the “Preliminary Proposal”) to restructure our financial indebtedness. Our objective in our meetings with the Creditors’ Committee and TFA was to attempt to reach an understanding with a broad base of creditors before launching our APE solicitation publicly. In subsequent meetings and conference calls, we had extensive discussions with the Creditors’ Committee and other noteholders regarding the terms of the Preliminary Proposal. On September 12, 2003, we received a letter from the Creditors’ Committee stating its view of the Preliminary Proposal and advising us of the general terms and conditions which the Creditors’ Committee considered acceptable. Based on such letter and information provided by other creditors, we revised our Preliminary Proposal in an attempt to accommodate the Creditors’ Committee’s terms and conditions and other creditors’ requests (the “Revised Proposal”). The terms of our APE Solicitation are a reflection of the Revised Proposal. On October 30, 2003, we received another letter from the Creditors’ Committee detailing the terms and conditions acceptable to the Creditors’ Committee. We have since been unable to reach any agreement with any of our creditors and we have no assurance that any of our creditors, including members of the Creditors’ Committee and TFA, will participate in the APE solicitation.

The sole purpose of this APE solicitation is to restructure our existing debt and thereby to permit us to continue as a going concern. Court approval of the APE would affect the rights of all holders of our existing debt, whether or not they participate in this APE solicitation, but would not affect other creditors, such as certain statutorily preferred creditors (including tax and labor creditors) and commercial creditors that are not included in the restructuring.

We are aware that one summary attachment proceeding, or juicio ejecutivo, has been filed against us by persons alleging to be holders of our existing notes in the aggregate principal amount of Euros 10,000. We have been served with process in this proceeding and have filed our response. We have also been served with a summary proceeding, or amparo, in which a person alleging to be a holder of our existing notes in the aggregate principal amount of Euros 400,000 has requested the delivery of certificated notes to evidence this holder’s alleged holding. The trial court has ordered us and the trustee of the existing notes to deliver the certificated notes to the claimant. We have appealed this order. One creditor allegedly holding a claim of approximately U.S.$270,000 has filed a bankruptcy, or quiebra, petition against us and has served us with the relevant process. We have interposed appropriate defenses in this action and requested that the petition be rejected. The trial court has not yet ruled with respect to our defenses in this proceeding. In addition, on September 30, 2003 Citibank, N.A., as trustee under the original indenture, notified us that our Series C Notes had been accelerated, that is, had become immediately due. See “Description of Existing Debt—Series C Notes”.

Failure of the Restructuring

If the minimum threshold condition is not satisfied and the other conditions to the consummation of this APE solicitation or our execution of the APE are not satisfied or waived by us, or if the reviewing court does not approve the APE, the APE solicitation will fail and there is a significant likelihood that we will have to commence concurso proceedings. The concurso and APE proceedings are similar in some respects and it is impossible to say whether any class of our creditors will be treated more or less favorably in a concurso or in the APE. We have been advised by our Argentine counsel that in the case of concurso proceedings, holders of our existing debt should expect the following:

•	All of our financial obligations which are not already due will be accelerated, that is, will become due immediately.

•	The claims of all of our existing creditors, including commercial creditors that are not holders of existing debt, will be considered by the reviewing court. Holders of existing debt may therefore not be able to control the process, and their interest may be given less weight by the court in comparison with the interest of all creditors as a whole. In our APE, by contrast, we assume that commercial creditors will not have their claims considered and will continue to be paid on customary terms.

•	We cannot predict how our existing debt would be restructured in a concurso. The consideration you receive in a concurso could be more or less favorable than the consideration we are offering in the APE.

•	As in the case of our APE, for purposes of calculating the required majority, creditors’ claims in the concurso will be denominated in Argentine Pesos to calculate outstanding debt and determine the relative position of each creditor at the exchange rate as of the date an Argentine bankruptcy trustee, to which we refer as a “síndico”, files its report discussing each of the claims filed for proof of claim.

•	Concurso proceedings may take a longer period of time than APE proceedings and, during such period, your existing debt may lose significant value.

•

The accrual of interest on all unsecured debt would be suspended on the date the concurso is filed. In contrast, under the terms of our APE, existing debt with respect to which the modification option has been elected will accrue capitalized interest and existing debt with respect to which the cash option has been elected will accrue cash option interest if the settlement date occurs 60 days or more after the APE filing date.

•	The adjustment based on CER of the principal amount of our Peso-denominated existing bank debt would be suspended on the date the concurso is filed. In contrast, under the terms of our APE, the principal amount of our Peso-denominated existing bank debt will be adjusted based on CER from February 3, 2002 to the cut-off date (in the case of such debt which is redenominated in U.S. Dollars) or to the settlement date (in the case of any such debt which is not so redenominated).

•	As in the case of the APE, unsecured creditors will be unable to foreclose in a concurso.

•	As in the case of the APE, holders of existing debt will lose any rights of set-off against us that they had prior to the concurso.

•	If the concurso fails, holders of existing debt will be left with a claim in a quiebra proceeding.

•	Subject to certain restrictions, we will continue managing our business, subject to control and supervision by the síndico, and a committee of creditors. In addition, certain transactions will be subject to court approval.

See “Risk Factors—Risks Relating to Your Failure to Participate in the APE Solicitation”.

Future of MetroGAS if the Restructuring Is Successful

If the APE is granted court approval in the form in which it has been proposed by us and once the trustee amends the indenture under which our existing notes were issued, to which we refer as our “original indenture”, and delivers the modified existing notes, all our existing debt will be either repurchased for cash or modified in accordance with the APE. We believe that successful completion of the restructuring will result in a level of debt that we are capable of servicing. This belief is based on a number of assumptions, including, without limitation, (i) that neither the Argentine economy nor the Dollar/Peso exchange rate deteriorates further, (ii) steady growth in Argentine GDP and consumption of natural gas in our service area, (iii) substantially lower rates of inflation than Argentina experienced in 2002, (iv) a reasonably prompt and meaningful tariff increase and further increases thereafter at a rate that exceeds the rate of inflation in Argentina, (v) a favorable evolution of our working capital needs, (vi) that we will make capital expenditures at levels significantly below historical levels, and (vii) that we will be able to refinance in the capital or bank markets the principal amount of our modified existing debt which remains outstanding on its final maturity date. We also expect that cash on hand and cash from operations will be sufficient to allow us to continue to operate our business during the period from the APE filing date until the settlement date, to which we refer as the “interim period”, and to meet our remaining financial obligations and expenses related to the restructuring, which we estimate to be approximately U.S.$55 million, including approximately U.S.$50 million to repurchase existing debt pursuant to the cash option. In addition, we must pay a court tax in connection with our APE, which we expect to pay over a period of up to ten years, subject to confirmation by the reviewing court. See “Description of the APE—Miscellaneous Provisions—Payment of Court Tax Fees”. However, we cannot assure you that we will have sufficient cash to meet our remaining financial obligations related to the restructuring or to continue to operate our business during the interim period. In addition, we cannot assure you that, after the settlement date, we will be able to pay interest or principal on the modified existing debt on a timely basis. See “Risk Factors—Risks Relating to the Modified Existing Debt”, “—Risks Relating to Argentina” and “—Risks Relating to Us”.

The tables below set forth, as of June 30, 2003, our aggregate scheduled payments for the years and periods indicated under our existing debt without giving effect to the restructuring and under our modified existing debt after giving effect to the restructuring. In addition to these obligations and our operating and tax cash requirements, we will require cash to fund capital expenditures and to fund the remaining costs of the restructuring.

EXISTING DEBT (PRE-RESTRUCTURING) As of June 30, 2003										Total
	U.S. Dollar- Denominated Existing Debt				Euro-Denominated Existing Debt(1)		Peso-Denominated Existing Debt(2)
Due in	Principal		Interest		Principal	Interest	Principal	CER Adj.	Interest
	(in millions of U.S.$)
03/25/02	—		—		—	—	15.7	6.9	1.4	24.0
06/14/02	50.0		3.5	(4)	—	—	—	—	—	53.5
09/27/02	—		—		126.3	7.1	—	—	—	133.4
04/01/03	100.0		7.4		—	—	—	—	—	107.4
05/07/04	130.0	(3)	6.4	(3)	—	—	—	—	—	136.4

Total	280.0		17.3		126.3	7.1	15.7	6.9	1.4	454.7

(1)	Calculations made using exchange rate of Euro 0.87 = U.S.$1.00.
(2)	Calculations made using exchange rate of Ps. 2.80 = U.S.$1.00.
(3)	These obligations were accelerated on September 30, 2003.
(4)	Does not include default interest of U.S.$0.9 million accrued through June 30, 2003.

The information in the following table assumes that (a) the modified existing debt will bear interest at the rates contemplated herein; (b) only scheduled redemptions of the modified existing debt are made; (c) the settlement date occurred on June 30, 2003; (d) U.S.$100.0 million (or its equivalent in other currencies) of our existing debt at June 30, 2003 is retired pursuant to the cash option; and (e) all Peso-denominated existing bank debt not purchased pursuant to the cash option is redenominated in U.S. Dollars. In addition to these obligations and our operating and tax cash requirements, we will require cash to fund capital expenditures and to fund the remaining costs of the restructuring.

MODIFIED EXISTING DEBT (POST- RESTRUCTURING) As of June 30, 2003			Total
	Modified Existing Debt(1)
Due in	Principal	Interest
	(in millions of U.S.$)
2003	—	—	—
2004	—	10.2	10.2
2005	13.6	10.2	23.8
2006	17.0	13.1	30.1
2007	20.4	12.4	32.8
2008	23.8	14.5	38.3
2009	23.8	13.3	37.1
2010	27.3	14.5	41.7
2011	27.2	12.9	40.1
2012	187.2	11.2	198.4

(1)	Calculations made using exchange rates of Euro 0.87=U.S.$1.00 and Ps. 2.80=U.S.$1.00 at June 30, 2003.

Source: Banco de la Nación Argentina

Gas Argentino Debt Restructuring

Gas Argentino S.A., to which we refer as Gas Argentino, is the holder of 70% of our common stock (comprised of 100% of our Class A Shares, representing 51% of our common stock, and 48.7% of our Class B Shares, representing 19% of our common stock). The common stock of Gas Argentino is owned by British Gas International B.V., to which we refer as British Gas International, a member of the BG Group (54.7%), and YPF S.A., to which we refer as YPF, a member of the Repsol YPF Group (45.3%). See Item 7: “Major Shareholders and Related Party Transactions—Major Shareholders” in our 20-F.

As of June 30, 2003, Gas Argentino had approximately U.S.$74.4 million, including accrued interest, in outstanding debt. Gas Argentino defaulted on this debt in March 2002. If a result of such default Gas Argentino is declared bankrupt or Gas Argentino’s creditors foreclose on its only asset (our Class A Shares and our Class B Shares held by Gas Argentino) so that our Class A Shares are transferred to a third party and such transfer is not approved by ENARGAS, our License may be revoked. We cannot assure you that ENARGAS will approve any such a transfer.

Gas Argentino’s only source of funds for the payment of its obligations is dividends paid by us. If the APE is executed and subsequently approved by the reviewing court in the form we have proposed, our right to pay dividends will be restricted. See “Description of Modified Existing Debt—Covenants—Limitations on Restricted Payments”. Unless Gas Argentino is able to restructure its debt, this limitation may make it impossible for Gas Argentino to service its debt. As explained above, Gas Argentino’s inability to service its debt could ultimately result in the revocation of our License.

Gas Argentino has informed us that, while it expects to attempt to restructure its debt, it has not yet determined whether it will be successful in doing so or, if so, on what terms and conditions its debt will be restructured. For this and other reasons, we cannot assure you that Gas Argentino will be able to restructure its debt or that failure to restructure its debt will not ultimately result in the revocation of our License. See “Risk Factors—Risk Factors Relating to Controlling Shareholder—Our controlling shareholder, Gas Argentino, has defaulted on its outstanding debt. If as a result of such default Gas Argentino is declared bankrupt or Gas Argentino’s creditors foreclose on its only asset so that its Class A Shares in MetroGAS are transferred to a third party and such transaction is not approved by ENARGAS, our License may be revoked”.

Selected Financial and Operating Information

Introduction

The following tables set forth certain of our selected financial and operating data as of and for the six months ended June 30, 2003 and 2002, respectively. Similar data as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 are set forth under Item 3: “Key Information—Selected Financial Data” in our 20-F. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our financial statements as of and for the six months ended June 30, 2003 and 2002, the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, notes thereto and similar information contained in our Form 20-F. The statement of operations, balance sheet and other financial data in the following tables have been derived from our financial statements as of and for the six months ended June 30, 2003 and 2002. Our results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. The interim financial data as of June 30, 2003 and 2002 and for the six months ended June 30, 2003 and 2002 are unaudited. In management’s opinion, the interim data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. Our unaudited financial information does not contain a reconciliation to generally accepted accounting principles used in the United States, to which we refer as “U.S. GAAP”, of our shareholders equity or net loss as of and for the six months ended June 30, 2003 and 2002. We can give you no assurance that our financial information as of and for the six months ended June 30, 2003 and 2002, if reconciled to U.S. GAAP, would not reveal material differences with such information as presented under Argentine GAAP.

Presentation of Financial Information; Inflation Accounting

We maintain our financial books and records and publish our financial statements in constant Pesos. We prepare our financial statements in accordance with accounting principles adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, or CPCECABA, and in accordance with the accounting regulations adopted by the Argentine National Securities Commission applicable to all public companies in Argentina, to which we collectively refer as “Argentine GAAP”. Significant differences exist between Argentine GAAP and U.S. GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Note 18 to our financial statements contained in Item 18 of our 20-F for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us.

Our financial statements as of and for the year ended December 31, 2002 have been prepared assuming that we will continue as a going concern. Our independent auditors, PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2002 and a limited review report on our financial statements as of and for the six months ended June 30, 2003 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government’s adoption of various economic measures, including the violation of the contractually-agreed License terms and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2002 and as of and for the six months ended June 30, 2003 do not include any adjustments that might result from the outcome of this uncertainty. See “Risk Factors—Risks Related to Us”.

Prior to September 1, 1995, to account for the effects of inflation in Argentina and in accordance with Argentine GAAP, our financial statements were periodically restated based on changes in the Argentine general level wholesale price index published by the National Institute of Statistics and Census. On August 15, 1995, the Argentine government issued Decree No. 316/1995 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by General Resolution No. 272 of the Argentine National Securities Commission, we discontinued the inflation restatement methodology into constant Pesos, maintaining the effects of inflation accounted for in the prior periods.

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 119% in the period from January through December 31, 2002) and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002 Resolution Mesa Directiva (“MD”) No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, requiring the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 (including the changes recently incorporated by Technical Resolution No. 19) issued by the Argentine Federation of Professional Councils in Economic Science (Federación Argentina de Consejos Profesionales de Ciencias Económicas or “FACPCE”) adopted by Resolution Consejo Directivo (“CD”) No. 262/01 of the CPCECABA, and providing that all recorded amounts restated by changes in general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95 and instructing the Argentine National Securities Commission, among others, to issue the necessary regulations for the preparation of financial statements in constant currency. On July 25, 2002, under Resolution No. 415/02, the Argentine National Securities Commission reinstated the requirement to prepare financial statements in constant currency.

On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial statements issued in future periods. On April 8, 2003, the Argentine National Securities Commission issued Resolution 441/03 discontinuing inflation accounting as from March 1, 2003.

As a result of the foregoing, our financial statements as of and for the six months ended June 30, 2002, disclosed herein for comparative purposes, have been restated for inflation as of February 28, 2003 and our financial statements for the year ended December 31, 2001, our statements of operations, of cash flows and of changes in shareholders’ equity for the year ended December 31, 2000 and our financial data for the years ended December 31, 1998, 1999, 2000 and 2001, disclosed in our 20-F for comparative purposes, have been restated for inflation as of December 31, 2002. We have not restated our financial statements for the years ended December 31, 2002 and 2001, our statements of operations, of cash flows and of changes in shareholders’ equity for the year ended December 31, 2000 and our financial data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 contained in our 20-F for inflation as of February 28, 2003 because, in addition to not being required by Argentine law and regulations, the rate of inflation between December 31, 2002 and February 28, 2003 was 0.741% and would have resulted in a restatement that we deem not to be material.

Miscellaneous

Unless otherwise indicated, our balance sheets and statements of operations use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina. The quotes by Banco de la Nación Argentina for such exchange rates were Ps.2.80 per U.S.$1.00 and Ps.3.21 per Euro on June 30, 2003. The reader should not construe the translation of currency amounts in this solicitation statement to be representations that the Peso amounts actually represent U.S. Dollar or Euro amounts or that any person could convert the Peso amounts into U.S. Dollars or Euros at the rate indicated or at any other exchange rate. See “Exchange Rate Information” for information regarding exchange rates. See also “Presentation of Financial Information” and Item 3: “Key Information—Selected Financial and Operating Information” and “—Exchange Rate Information” in our 20-F.

Certain amounts and ratios contained in this solicitation statement (including percentage amounts) have been rounded up or down in order to facilitate the footing of tables in which they are included. The effect of such rounding is not material. Such amounts, as so rounded, are also used in the text of this solicitation statement.

The contents of our worldwide web site are not part of this solicitation statement.

	Six Months Ended June 30,
	2003	2002
	(financial data in thousands of constant Pesos as at February 28, 2003, except ratios)
STATEMENT OF OPERATIONS DATA:
Argentine GAAP
Net sales(a)	281,890	394,839
Gross profit(b)	52,720	86,586
Operating income	6,851	3,740
Financing and holding gains (losses)(c)	149,512	(930,455)
Income (loss) before taxes	156,540	(926,335)
Net income (loss)	98,944	(720,435)
Weighted average number of shares outstanding	569,171	569,171
Earnings (loss) per share	0.17	(1.27)
Dividends per share	—	—
Earnings (loss) per ADS	1.74	(12.66)
Dividends per ADS	—	—

BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	1,861,974	1,942,688
Total assets	2,286,764	2,408,927
Net current assets(d)	(1,124,208)	(1,052,849)
Total financial debt	1,273,151	1,748,977
Short-term financial debt	1,273,151	1,191,858
Long-term financial debt	—	557,119
Total shareholders’ equity	884,908	552,451
Number of shares	569,171	569,171
Total capitalization(e)	2,158,059	2,301,428

OTHER FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(f)	7,185	12,469
Depreciation and amortization	42,160	39,632
Nominal gross interest	51,890	68,843
Interest income	6,899	6,146
Net interest expense(g)	44,991	62,697
Capitalized interest	704	3,240
EBITDA(h)	49,188	43,752
Operating cash flow(i)	33,482	5,249

	Six Months Ended June 30,
	2003	2002
	(financial data in thousands of constant Pesos as at February 28, 2003, except ratios)
SELECTED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	19.5%	19.0%
Solvency ratio (shareholders’ equity/total liabilities)	63.1%	29.8%
Fixed assets ratio (fixed assets/total assets)	81.4%	80.6%
Net income margin (net income/net sales(a))	35.1%	(182.5)%
Total financial debt/total capitalization(e)	59.0%	76.0%

Ratio of:
EBITDA(h) to nominal gross interest	0.9	0.6
EBITDA(h) to net interest expense(g)	1.1	0.7
EBITDA(h) to net interest expense(g) plus capitalized interest	1.1	0.7
Operating cash flow(i) to nominal gross interest	0.6	0.1
Earnings to fixed charges(j)	4.0	— (m)
Long-term debt to operating cash flow(i)	—	106.1

Selected Operating Data:
Total number of customers	1,952,914	1,935,871
Residential	1,874,476	1,857,307
Other	78,438	78,564
Kilometers of pipeline	15,776	15,753
Total number of employees	996	1,018

	Six Months Ended June 30,
	2003		2002
	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(k)
Average daily firm transportation capacity	22.8	805.2	22.8	805.2
Average daily volume	17.6	621.0	16.8	594.1
Firm (including residential)	10.1	357.4	9.2	325.6
Interruptible	7.5	263.6	7.6	268.5
Load factor(l)	77.13%		73.78%

Volumes Delivered:
Average daily volume	17.0	600.9	16.3	577.1
Firm (including residential)	9.8	345.8	9.0	316.3
Interruptible	7.2	255.1	7.3	260.8

(a)	Represents gross revenues less turnover tax. The turnover tax (“Turnover Tax”) is a provincial tax that is imposed on us and that ranges from 3.0% to 3.4%, depending upon the class of customer being served and the taxing jurisdiction.
(b)	Under Argentine GAAP, gross profit is defined as net sales less operating costs, which exclude administrative, selling and other expenses.
(c)	Includes mainly exchange differences from our foreign currency-denominated assets and liabilities, results of exposure to inflation, holding results, interest income from our interest-bearing assets and interest expense from our outstanding debt.
(d)	Current assets minus current liabilities.
(e)	Total financial debt plus total shareholder’s equity.
(f)	Represents additions (excluding materials) and transfers to property, plant and equipment net of capitalized interest.
(g)	Nominal gross interest less interest income.
(h)	“EBITDA” is defined as earnings before financing and holding results, income tax and depreciation and amortization. EBITDA is presented because management believes it is a meaningful measure of our profitability, performance and ability to fund capital expenditures and meet future debt service and working capital requirements. EBITDA is not a measure of financial performance under Argentine GAAP and should not be considered as an alternative to (i) operating income or any other measure of performance under Argentine GAAP as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of financial performance or as a measure of liquidity. EBITDA is a “non-GAAP financial measure”, as this term is defined under the Securities Act of 1933, as amended. As a result, we have reconciled cash flows from operating activities, the Argentine GAAP financial measure which we believe to be most comparable to EBITDA, to EBITDA:

	Six Months Ended June 30,
	(thousands of constant Pesos as at February 28, 2003)
	2003	2002
Net cash provided by operating activities	33,482	5,249
Financial and holding results (not entailing the use of funds)	55,897	86,724
Net book value of fixed assets retired	(994)	(19,825)
Allowance for doubtful accounts	(2,686)	(21,499)
Allowance for inventory obsolescence	(202)	(221)
Contingencies reserve	(1,267)	—
Materials consumed	(1,365)	(544)
Financial cost tax	—	109
Changes in assets and liabilities	(33,677)	(6,241)
EBITDA	49,188	43,752
(i)	Net cash provided by operating activities, as derived from the statements of cash flows contained in the corresponding financial statements.
(j)	Represents the ratio of (1) income before tax plus fixed charges (other than capitalized nominal interest) to (2) total fixed charges. Fixed charges consist of nominal gross interest and one-third of rental expenses (the amount deemed representative of the interest factor).
(k)	Volumes transported exceed volumes delivered primarily due to gas losses occurring in the distribution system.
(l)	Represents the daily average volume of gas transported under firm transportation contracts divided by the daily firm transportation capacity under such contracts.
(m)	The ratio of income to fixed charges for this period is not presented as it indicates less than 1.0 to 1.0 coverage. Consequently, earnings for this period were inadequate to cover fixed charges. Additional earnings of Ps.929.57 million would have been required to attain a ratio of 1.0 to 1.0 under Argentine GAAP for the six-month period ended June 30, 2002.

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information contained in this solicitation statement. We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States and other developed markets.

Risk Factors Relating to Argentina

Substantially all our revenues are earned in Argentina and, thus, are highly dependent on economic and political conditions in Argentina.

We are a stock corporation, or sociedad anónima, organized under the laws of Argentina and substantially all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and currency devaluation. For example, in 1988, 1989 and 1990, the annual inflation rates were approximately 338%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index, and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency had been devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate between the Argentine currency and the U.S. Dollar. In an attempt to address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy by enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one Peso per U.S. Dollar and required that Banco Central de la República Argentina (the “Central Bank”) maintain reserves in gold, foreign currency and certain foreign-currency denominated Argentine government bonds at least equal to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. Beginning in the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, certain of which are still in effect. On December 6, 2001, the Argentine government suspended payment on certain of Argentina’s foreign debt. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the Peso at parity with the U.S. Dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term, such as setting the exchange rate between the Peso and foreign currencies. Since the appointment on January 1, 2002 of a new administration by the Argentine Congress, the Argentine government has implemented measures, whether by executive order, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

As detailed below, Argentina has experienced a severe recession and a political and economic crisis, and the abandonment of U.S. Dollar-Peso parity has led to significant devaluation of the Peso against major international currencies. Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls, renegotiations of public utility tariffs, pesification and freezing of public utility tariffs and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. In addition, the general economic situation of Argentina, high unemployment, material decreases in incomes or other factors may lead the executive, legislative or judicial branches of the Argentine government to issue decrees, adopt laws or issue injunctions, respectively, requiring gas distribution companies (including us) to end, either temporarily or on a longer-term basis, their practice of terminating service for nonpayment as presently authorized by the regulatory framework under which they operate. Any such action could have a material adverse effect on our income and could also jeopardize our ability to continue as a going concern. We cannot assure you that future economic, financial, political and social developments in Argentina, over which we have no control, will not further adversely affect our business, financial condition or results of operations or our ability to make payments of principal and/or interest on our outstanding indebtedness (including our modified existing debt). The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us.

Recent political and economic instability resulted in a severe recession in 2001 and 2002 and may result in continued economic recession.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product (“GDP”) to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The De la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level. GDP contracted by 0.8% in 2000, by 4.4% in 2001 and an estimated 10.9% in 2002, according to the Argentine Ministry of Economy. The unemployment rate increased from 14.5% in May 1999 to 15.4% in May 2000, 16.4% in May 2001 and 18.3% in October 2001. The unemployment rate was 17.8% in October 2002 as published by the Argentine Ministry of Economy. As tax revenues dropped as a result of the recession, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively limiting the ability of private sector companies to obtain bank financing. As the public sector’s creditworthiness deteriorated, interest rates increased dramatically, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the Peso’s parity with the U.S. Dollar led to massive withdrawals of bank deposits. Despite assurances to the contrary, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced foreign exchange controls to restrict capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a substantial increase in social unrest as well as sporadic incidents of violence. On December 21, 2001, after declaring a state of emergency and suspending certain civil liberties, President De la Rúa resigned in the midst of an escalating political, social and economic crisis.

On January 1, 2002, following the resignation of interim President Rodríguez Saá only one week after his appointment, the Argentine Congress elected Eduardo Duhalde, a Peronist senator who had lost the presidential election to President De la Rúa in 1999, as President to serve until December, 2003, the end of the remaining term of former President De la Rúa. Since his appointment on January 2, 2002, President Duhalde and the Argentine government undertook a number of far-reaching initiatives including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt which had been declared previously by interim President Rodríguez Saá;

•	amending the Convertibility Law to end the fixed rate of exchange of one Peso per U.S. Dollar, resulting in volatility and devaluation of the Peso;

•	converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or “CER”) or in salaries (Coeficiente de Variación de Salarios or “CVS”), as the case may be;

•	converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00 plus an adjustment pursuant to CER;

•	requiring the obligatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of Ps.1.40 per U.S.$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of other currencies);

•	converting most foreign currency-denominated obligations of entities in Argentina to non-financial institutions in Argentina into Peso-denominated obligations at a one-to-one exchange rate (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), plus an adjustment pursuant to the CER or the CVS, as the case may be, plus an equitable adjustment in certain cases;

•	restructuring the maturity of, and interest rates on, domestic bank deposits and maintaining restrictions on withdrawals of those deposits;

•	enacting an amendment to the charter of the Central Bank to allow it to (1) print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the Argentine government and (3) provide financial assistance to financial institutions in the Argentine financial system with liquidity constraints or solvency problems;

•	converting public service tariffs, including ours, which had been originally calculated in U.S. Dollars, into Pesos at a one-to-one exchange rate (pesification of tariffs);

•	freezing public service tariffs, including ours, and not permitting indexation of any kind in contracts executed after the effective date of the Public Emergency Law;

•	authorizing the Argentine government to renegotiate public utility contracts, licenses and concessions, and service tariffs, including ours;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions (all of which applied to us and have recently been lifted); and

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities in Argentina were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to ongoing social and political protests, Argentina’s economy and society continue to or may face risks including (1) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (2) expropriation, nationalization and forced renegotiation or modification of existing contracts, (3) changes in monetary and taxation policies, including tax increases and retroactive tax reforms, and (4) mandatory salary increases.

The deepening recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that has followed the devaluation of the Peso and high inflation have led to a reduction of wages in real terms and of disposable income and have resulted in changes in consumer behavior across all sectors of the Argentine population. Such effects have resulted and may continue to result in a decrease in the use of our services by our customers and the type of products and services demanded by them, with a possible corresponding reduction in our revenues.

Argentina’s insolvency and default on its public debt could prolong the current financial crisis.

Due to a failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001 the International Monetary Fund (“IMF”) suspended further disbursements to Argentina. This decision deepened the economic and political crisis.

On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$63 billion of Argentina’s sovereign debt which amounted to approximately U.S.$144.5 billion as of December 31, 2001. On January 2, 2002, President Duhalde ratified this decision. Consequently, the principal international rating agencies lowered the rating of Argentina’s sovereign debt.

In January 2002, President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$2.98 billion that was designed to provide transitional financial support through the period ending August 31, 2003. The Stand-by Credit Facility, which replaces Argentina’s prior arrangements with the IMF, did not provide new funds but rather was to be used to refinance existing obligations. In addition, the IMF agreed to extend by one year the maturity of U.S.$3.8 billion in payments Argentina was scheduled to make through August 2003. On March 19, 2003, the IMF made available to Argentina U.S.$307 million under the Stand-by Credit Facility. On September 10, 2003, the Argentine government and the IMF reached an agreement to postpone the maturity date of certain amounts owed by Argentina to the IMF and other international credit organizations. The main terms of the agreement include the postponement of the maturity date of U.S.$24.61 billion principal amount of debt owed by Argentina to international credit organizations, of which U.S.$12.5 billion is owed to the IMF, U.S.$5.622 billion is owed to the World Bank and the Interamerican Development Bank, and U.S.$3.488 billion is owed to Paris Club creditors, subject to payment by Argentina to the IMF of U.S.$2.1 billion in interest which came due on September 8, 2003. The agreement includes several obligations of the Argentine government, including the obligation to renegotiate its debt with private creditors, to renegotiate the agreements with public utility companies and to review the tariffs charged under such agreements in light of the interests of consumers, the income of such companies and the possible effect of such renegotiation on the distribution of income. Argentina made the required interest payment on September 11, 2003. The agreement was formally approved by the IMF on September 20, 2003.

The Argentine government’s current insolvency and inability to obtain financing can be expected to significantly affect its ability to implement any reforms and restore economic growth. This may result in deeper recession, higher inflation, greater unemployment, and greater social unrest. If this happens, our financial condition and results of operations would likely continue to be materially adversely affected.

The Argentine financial system may collapse, thereby impeding economic recovery.

In 2001, especially in the fourth quarter, a significant amount of deposits was withdrawn from institutions in the Argentine financial system as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit and the obligatory restructuring of public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. To prevent a run on the U.S. Dollar reserves of local banks, on December 1, 2001 the De la Rúa administration restricted the amount of cash that local depositors could withdraw from banks and introduced foreign exchange controls restricting capital outflows. These measures, known as the “corralito”, were replaced by the Duhalde administration which, in an attempt to stop the continuing drain on bank reserves, implemented measures, known as the “corralón”, which regulated how and when money in savings and checking accounts and maturing time deposits would become available to depositors. Despite the corralito and corralón, between January 1 and April 30, 2002, approximately Ps.13.0 billion were withdrawn from banks, among other things, as the result of judicial orders, an average of Ps.109 million per day.

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign currency-denominated bank deposits with institutions in the Argentine financial system into Peso-denominated deposits at the exchange rate of Ps.1.40 per U.S. Dollar (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), with an adjustment of such new Peso deposits pursuant to the CER. The Argentine government also announced the conversion of most foreign currency-denominated debts to financial institutions in the Argentine financial system into Peso-denominated debts at a one-to-one exchange rate (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER with the CVS for certain debts.

All these factors, including the different exchange rates applied to the conversion of foreign currency-denominated bank deposits and foreign currency-denominated loans, have increasingly strained the Argentine financial system. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures have, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they have also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession. As a result, there has been widespread public repudiation of, and protests directed against, financial institutions, which also has had a material adverse effect on the Argentine financial system.

On June 1, 2002, the Argentine government enacted Decree No. 905/02, which gave owners of rescheduled bank deposits originally denominated in foreign currencies as well as those originally denominated in Pesos the option (during a period of 30 banking business days in Argentina starting on June 1, 2002) of receiving bonds issued by the Argentine government in lieu of payment of such deposits. These bonds could be applied to the payment of certain loans under certain conditions. On September 17, 2002, Decree No. 1,836/02 launched another similar exchange offer. Depositors, however, showed little interest in the first or second phases of the offer to exchange their deposits for bonds.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down on constitutional grounds the mandatory conversion to Pesos of U.S. Dollar deposits held by the Province of San Luis with Banco de la Nación Argentina pursuant to Emergency Decree No. 214/02. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of pesification pursuant to the Public Emergency Law. The Supreme Court’s decision creates uncertainty for the Argentine banking system as a whole and raises the possibility that the Argentine government may be required to provide additional financial assistance to banks in the form of U.S. Dollar-denominated bonds, a step which would add to the country’s outstanding debt and is viewed with concern by holders of Argentina’s outstanding bonds.

Through Decree No. 739/03 dated March 28, 2003, the Argentine government made a further attempt to eliminate the corralón by giving holders of deposits originally denominated in foreign currency the option to exchange such deposits for Pesos at a rate of Ps.1.40 per U.S.$1.00 (in the case of deposits originally denominated in U.S. Dollars) or at a comparable rate (in the case of deposits originally denominated in another foreign currency) adjusted pursuant to the CER, plus accrued interest, and for 10-year U.S. Dollar denominated bonds to be issued by the Argentine government in an amount equal to the difference between the amount in Pesos to be received by the depositors and the Peso equivalent of the amount of the original deposit at the exchange rate applicable on April 1, 2003. This offer was accepted by holders of approximately 50% of such deposits.

The factors mentioned above have increased the pressures on an already weakened Argentine financial system. Certain foreign controlled banks have closed their operations in Argentina. Given depositors’ loss of confidence in the Argentine financial system, the elimination of the corralón could result in an attempt by depositors to withdraw their deposits and convert the resulting Pesos into U.S. Dollars. Any such pattern of withdrawals would reverse the recent increase in the level of bank deposits while heavy conversions to U.S. Dollars could cause a sharp increase in the Peso/U.S. Dollar exchange rate and in inflation. Moreover, due to the liquidity problems of banks in the Argentine financial system, these withdrawals could result in the collapse of the Argentine financial system and could exacerbate the depreciation of the Peso. As of the date of this solicitation statement, such pattern of withdrawals had not occurred.

The Argentine banking system’s collapse, or the collapse of one or more of the larger banks in the system, would have a material and adverse effect on the prospects for economic recovery and political stability, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. Such a collapse and its effect on consumers could also have a material and adverse effect on us, including lower usage of our services and a higher level of delinquent and uncollectible accounts.

The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

The Argentine government’s economic policies and any future decrease in the value of the Peso against the U.S. Dollar could adversely affect our financial condition and results of operations. The Peso has been subject to large devaluation in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine government to set the exchange rate between the Peso and other currencies. The Argentine government initially established a dual exchange rate of Ps.1.40 per U.S.$1.00 for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of October 31, 2003, the exchange rate was Ps.2.87 per U.S.$1.00. See “Exchange Rate Information” for additional information regarding Peso/U.S. Dollar exchange rates.

We cannot assure you that future policies adopted by the Argentine government will be able to limit the volatility of the value of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial conditions and results of operations. Also, the Argentine government is facing severe fiscal problems as a result of the devaluation of the Peso. As most of the Argentine government’s financial liabilities are U.S. Dollar-denominated, there has been an increase in Peso terms in the amount of the Argentine government’s total debt as a result of the Peso’s devaluation. Peso-denominated tax revenues constitute the majority of the Argentine government’s tax receipts and, notwithstanding their nominal increase due to inflation, tax revenues have decreased in U.S. Dollar terms. Therefore, the Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

We realize substantially all of our revenues in Argentina and in Pesos and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of the approximately 12% of our expenses denominated in foreign currency and of our imported goods (including capital goods) has increased due to such devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of June 30, 2003, the principal of and accrued interest on our debt in foreign currency aggregated the equivalent of U.S.$430.7 million.

Given the continuing economic crisis in Argentina and the related economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the Peso may further depreciate or appreciate against the U.S. Dollar and how those uncertainties will affect consumption of gas services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our financial condition and results of operations.

The Argentine economy may continue to experience significant inflation and none of our Peso revenues are subject to indexing.

On January 24, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency without having to maintain a fixed and direct relationship to foreign currency and gold reserves. This amendment allows the Central Bank to make short-term advances to the Argentine government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems.

If the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress, inflation could result. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 119%. During the first half of 2003, the Argentine consumer price index increased by 2.1% and the wholesale price index decreased by 3.5%. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth. If the value of the Peso cannot be stabilized by positive expectations for Argentina’s economic future as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected.

We derive the principal portion of our revenues from monthly basic charges payable in Pesos. Prior to the enactment of the Public Emergency Law, those charges were linked to a rate per unit of usage calculated in U.S. Dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services are now converted from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00. Unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms and will adversely affect our results of operations. We are in the process of renegotiating our tariffs with the Argentine government. We cannot give you any assurance that the outcome of this renegotiation will be favorable to our future economic and financial position. See “—Risk Factors Relating to Us”.

Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Beginning in early December 2001, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making certain transfers abroad, including transfers in connection with repayments to foreign creditors. These regulations, which were constantly modified since they were first enacted and which applied to us, have recently been lifted. Currently, local companies may, without the Central Bank’s approval: (i) transfer funds abroad for the payment of interest when due (or up to 15 days in advance of the due date) and redeem interest in the context of a restructuring process, and (b) transfer funds abroad for the payment of principal at maturity (or up to 15 days in advance of the due date) and redeem principal in the context of a restructuring process, provided that (x) the amount prepaid does not exceed the present value of the debt which is being prepaid, and (y) the new terms and conditions of the restructured debt, including the amounts prepaid, do not result in an increase of the present value of the entire debt. The present value is to be calculated based on the implied interest rate for U.S. Dollar forward transactions in regulated markets. Prior to the transfer of funds abroad for the payment or redemption of principal and interest, the financial entity making the transfer must verify that the debtor has complied with all information requirements. We cannot assure you that the restrictions for transferring funds abroad will not be reinstated and if they are, whether they will prevent us from servicing our foreign currency-denominated financial debt.

We cannot predict the policies of the recently elected administration or their effect on us.

Néstor Kirchner was elected president of Argentina and took office on May 25, 2003. We cannot predict the policies of the Kirchner administration or their effect on us.

Risk Factors Relating to Us

The effects on us of the current macroeconomic crisis in Argentina and of recent changes in regulations have given rise to conditions that raise a substantial doubt as to our ability to continue as a going concern.

Our Annual Financial Statements and our interim financial statements have been prepared assuming that we will continue as a going concern. Our independent auditors, PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2002 and a limited review report on our interim financial statements as of and for the six-month period ended June 30, 2003 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government’s adoption of various economic measures including the violation of the contractually-agreed License terms and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2002 and as of and for the six-month period ended June 30, 2003 do not include any adjustments that might result from the outcome of this uncertainty. See “Financial Statements” in our 20-F.

On March 25, 2002, we suspended our payments of principal and interest on all of our financial debt, and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License.

As of June 30, 2003, our financial debt amounted to Ps.1,273.2 million (the equivalent of U.S.$454.7 million at that date). On March 25, 2002, we suspended principal and interest payments on all of our financial indebtedness and we are currently managing our cash flow in order to be able to continue to provide legally mandated licensed public services. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources” in our 20-F.

Certain of our debt agreements contain clauses that allow the banks to debit automatically from our bank accounts the amount of interest and principal owed to them. Although banks are not currently applying these set-off clauses in view of the comprehensive financial restructuring plan that we are developing, we cannot assure that in the future the banks would not apply these clauses.

Our results of operations, financial condition and cash flows have been materially and adversely affected as a direct result of several crisis-related events:

•	the conversion to Pesos of our U.S. Dollar-denominated tariffs on a one-to-one basis, leading to a mismatch between our Peso-denominated cash flow and foreign currency-denominated debt payments;

•	the massive devaluation of the Peso which has correspondingly reduced the real value of our tariffs and increased the Peso amount of our indebtedness;

•	the freezing of our tariffs; and

•	the deterioration in the ability of our customers to pay their bills. See “Risk Factors Related to Argentina—Substantially all our revenues are earned in Argentina and are thus highly dependent on economic and political conditions in Argentina”.

As a result of our suspension of payments of principal and interest on our financial debt, our creditors are entitled to require immediate repayment of so much of such debt as has not already matured and to seek to exercise remedies, including without limitation, seeking to obtain and enforce attachment against our assets. By means of a letter dated September 30, 2003, Citibank, N.A., as trustee under the original indenture, notified us that the Series C Notes, all interest thereon and all other amounts payable under the Series C Notes were then due and payable. If we are not able to reach a satisfactory agreement with our creditors, we will likely be forced to commence concurso proceedings or we may be forced to undergo quiebra proceedings. If we undergo quiebra proceedings, such proceedings could cause the forfeiture of our License. See Item 4: “Information on the Company—Business Overview—Regulatory Framework—The Gas Act and the License—Expiration” in our 20-F. In order to ensure the continuity and quality of public utility services, Decree No. 1834/02 provides that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 will cause the termination of our License. We cannot assure you that the suspension of this provision of our License will remain in effect after that date.

In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position; we may continue to have operating losses as a result.

Future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of our assets or our results of operations.

In January 2002, pursuant to the Public Emergency Law, the tariffs which we charge our customers were converted from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and our tariffs were also frozen. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts (including our License) related to public works and services. We are currently in negotiations with URAC regarding the tariffs we may charge in the future (see “Summary—Recent Developments”).

According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

•	the effect of these tariffs on the competitiveness of the general economy and on the distribution of income,

•	the service standards,

•	the investments which licensed companies have been authorized to make and have made,

•	consumer protection and accessibility of the services,

•	the security of the systems, and

•	profitability of the public service companies.

The outcome of our License and tariff renegotiation is uncertain both as to its timing and final form. Therefore we cannot assure you if and when the renegotiation process will conclude nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable) or that the tariffs that result from the renegotiation will be sufficient to allow us to continue to operate and to meet our obligations under the modified existing debt or will maintain their value in U.S. Dollars or constant Pesos over time to compensate for any inflation or devaluation of the Peso. Inflation in terms of the wholesale price index and the consumer price index for the year ended December 31, 2002 was 119% and 41%, respectively, and the devaluation of the Peso amounted to 237% during that year. In addition, it may be possible that the renegotiation process could result in an entirely new regulatory framework being applicable to us with additional terms and restrictions on our operations. We cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on our operations.

Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the prescribed time periods. We do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have a material adverse effect on us.

On January 24, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/03 and ENARGAS Resolution No. 2787 provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003, we started invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the City of Buenos Aires and a number of consumer advocacy organizations filed objections to both decrees with various courts and, pursuant to these objections, a court issued a preliminary injunction prohibiting the increase provided for by these tariffs. As a result of such injunction, on February 27, 2003 we suspended the invoicing of our customers at the increased tariff level and resumed invoicing at the former lower tariff levels. We cannot assure you that we will receive any further interim tariff increase, or if we do, that we will not be enjoined from increasing our tariffs pursuant to any such increase. Furthermore, even if we are successful in obtaining approval of our proposed tariff increases, we cannot assure you that such increases will not result in greater rates of payment default by our customers.

Our ability to partially hedge our currency risk may be terminated or restricted.

Our revenues are collected in pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while substantially all of our existing debt is denominated in foreign currency (principally U.S. Dollars), which exposes us to the risk of loss from devaluation of the Peso. We currently seek to partially hedge this risk by converting part of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina in portfolio investments, as permitted under Communiqué A 3944, and under Communiqué A 3998 issued recently by the Central Bank of Argentina, which allow the transfer outside Argentina of U.S.$500,000 and U.S.$40,000,000, respectively, per month, under certain conditions, or by other alternative legal procedures to convert pesos into U.S. Dollars in accordance with applicable Argentine regulations. There can be no assurance that the Argentine government will continue to allow us to access U.S. Dollars in the manner through which we have been able to access U.S. Dollars to date. In addition, these U.S. Dollar-denominated investments hedged only approximately 7% of our exposure to the U.S. Dollar at June 30, 2003.

We have been subject to, and may continue to be subject to, adverse tariff adjustments.

We operate in a regulated industry and, accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by the Ente Nacional Regulador del Gas (“ENARGAS”), the agency of the Argentine government created to regulate privatized gas transportation and distribution companies. ENARGAS’ interpretation and application of the regulatory framework has been adverse to our business on a number of occasions. Pursuant to the framework that regulated the public service of distribution of gas in Argentina, the distribution tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost of gas we purchased, thus preventing us from recovering approximately Ps.25 million with respect to our purchases of gas from 1995 through 2001. We have filed appropriate appeals in respect of these matters, some of which have been rejected. Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations on the pass-through of material gas purchase costs, could materially and adversely affect us. See Item 4: “Information on the Company—Business Overview—Regulatory Framework—Tariffs—US PPI Adjustment”, “Regulatory Framework—Tariffs—Gas Purchase Costs Pass-Through” and “—Regulatory Framework” in our 20-F.

On January 10, 2000, ENARGAS issued Resolution No. 1,477, which adjusted our tariffs as of January 1, 2000 without including an adjustment to reflect an increase in the (US PPI) as contemplated by our License prior to the enactment of the Public Emergency Law. This adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. This was due to the fact that, in negotiations with ENARGAS and the Argentine government, the distribution and transportation companies agreed to defer the billing of the amounts related to the US PPI adjustment for the first six months of such year. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the US PPI to our tariffs for the first half of 2000. See Item 4: “Information on the Company—Business Overview—Regulatory Framework—Tariffs” in our 20-F.

On July 17, 2000, the distribution and transportation companies, ENARGAS and the Argentine government agreed to increase tariffs as from July 1, 2000 (a) to reflect the US PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000 and (b) by the amount which would have been billed during the first six months of 2000 on account of such US PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, agreement was reached to defer the billing of the amounts related to the US PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a “PPI Stabilization Fund”. The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such US PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine government ratified the foregoing by Decree No. 669 dated August 4, 2000. In light of the foregoing, we accrued the deferred amounts during the deferral period, together with interest at an 8.2% annual rate.

On August 29, 2000, we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued suspending Decree No. 669 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman’s jurisdiction was made by ENARGAS, the Ministry of Economy and the gas licensees, including us, but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669, i.e., without the US PPI linkage. Since the Public Emergency Law eliminated the US PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the US PPI adjustment illegal and will try to recover it up to the effective date of the Public Emergency Law.

In view of the above described scenario and the recent developments which have occurred in the context of the Argentine financial crisis explained above, we wrote off as an “Extraordinary Loss” in 2001 the difference between the income we had accrued during 2000 and 2001 attributable to unbilled US PPI adjustments less expenses we had accrued during such period on account of increases in transportation tariffs attributable to US PPI adjustments to those tariffs which we had paid to TGS and TGN.

In May, July and August 2002, ENARGAS issued resolutions authorizing from May 1, 2002 tariff increases pursuant to tariff values in Pesos for the 2001 winter months. Such increases, however, did not reflect the seasonal incremental cost of gas at the wellhead. In addition, pursuant to Decree No. 146/03 and ENARGAS’ Resolution No. 2787 issued on January 30, 2003, a “special tariff for small customers” was created in order to reduce the price of gas for small consumers. The reduction in income created by the special tariff was offset by an increase in the tariffs charged to other consumers. A few days later, the court suspended these increases, following the injunctions filed by the National Ombudsman, the Ombudsman of the City of Buenos Aires and certain advocacy organizations. However, the special tariff was left in place.

As noted in Item 4: “Information on the Company—Business Overview—Commercial Contracts—Natural Gas Purchase Contracts—Limitations on Short-term Gas Purchase Contracts” in our 20-F, we expect to purchase a portion of our gas supplies in the spot market. We can give no assurance that we will be permitted to pass through to our tariffs the full cost of these spot purchases.

The deterioration of the Argentine economy and the effects of pesification on us may require us to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

If our losses for any year exceed our reserves plus 50% of our capital stock at the end of that year, we would be required to reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law unless we receive a capital contribution sufficient to restore our financial condition. In addition, if our shareholders’ equity becomes negative (that is, if our liabilities exceed our assets) at any year-end, we will be required to be dissolved and liquidated pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution which once more causes our assets to exceed our liabilities. On July 16, 2002 the Argentine government issued Decree No. 1,269/02, which suspended the enforcement of such provisions of the Argentine Corporations Law until December 10, 2003. We cannot assure you that, should such provisions of the Argentine Corporations Law again be in force, our future losses will not require the reduction of our capital or our dissolution and liquidation if we do not receive appropriate capital contributions.

We are negotiating with our counterparties under our gas purchase contracts with respect to amounts payable by us under those contracts as a result of their pesification.

The Public Emergency Law provides for pesification, or conversion into Pesos at an exchange rate of Ps.1 per U.S.$1 (or at an equivalent exchange rate for other foreign currencies), of the original foreign currency values expressed in contracts between private parties in Argentina which were in effect at the effective date of the Public Emergency Law, for adjustment for CER of amounts payable thereunder and that, should any such contract, as modified by operation of the Public Emergency Law, be too burdensome for one of the parties and should the parties fail to reach an agreement with respect thereto, the matter may be referred to the courts so that an equitable solution may be established. The Convertibility Law (Law No. 23.091) also terminated all indexation clauses in those contracts.

Our gas purchase contracts were modified as described above by operation of the Public Emergency Law. Our suppliers have continued to bill us under our gas purchase contracts for the Peso equivalent of the U.S. Dollar amount which would have been payable under those contracts had they not been pesified. We have rejected these claims and have paid our gas suppliers the amounts that ENARGAS permits us to pass through to our customers in respect of gas purchase prices, which amounts do not include an adjustment for CER. We have accrued no liability or expense for the excess of the amounts of these bills above the amounts that ENARGAS permits us to pass through to our customers because we believe that it is improbable that we will be required to pay such amounts and because of our right under the regulatory framework under which we operate to pass through to our customers any such amount which we are ultimately required to pay. In this connection we note that, in the past, ENARGAS has limited on several occasions the pass through of the cost of gas we purchased and we cannot assure you that ENARGAS will authorize us to pass through to our customers any amounts we are ultimately required to pay on account of such claims of our suppliers.

Our suppliers have notified us that the gas purchase contracts to which they are parties, as modified by operation of the Public Emergency Law, are too burdensome for them and have made the claims for compensation thereunder referred to above. We have not agreed with any of those notifications or claims. To date, none of our gas suppliers has instituted litigation in respect of its claim for compensation. We can give no assurance as to whether we will reach agreement with our gas suppliers on these disputes or, if any such dispute is litigated, of the outcome of such litigation. Although we believe that it is improbable that we will be required to pay the full amounts relating to these claims or, if we are required to pay such amounts, that we will not be authorized to pass through to our customers such amounts, if at some time we are required, through litigation or otherwise, to pay such amounts and are not authorized to pass through to our customers the amounts paid, our restructuring would most likely be unsuccessful.

Other gas distribution companies are in a position similar to ours with respect to their relations with their gas suppliers and, as a result, we believe that a resolution of the dispute between producers and distributors may take the form of an industry-wide agreement or regulation. However, we are unable to assure you of whether we would be part of any such settlement, or what the terms of such settlement would be.

We may be required to pay additional amounts to our gas suppliers under the take-or-pay provisions of our existing gas purchase contracts.

During October and November, 2003 we received from Total Austral S.A. and Pan American Energy LLC Sucursal Argentina claims aggregating U.S.$24.3 million on account of our alleged take-or-pay obligations for the period from January, 2002 through September, 2003 under our gas purchase contract with a consortium comprised of Total Austral S.A., Wintershall Energía S.A. and Pan American Energy LLC Sucursal Argentina. We are disputing the validity of these claims. In addition, Total Austral S.A. reserved the right to claim any additional amounts to which it might be entitled under that gas purchase contract. We can give no assurance as to the outcome of this dispute or as to whether additional claims in respect of our alleged take-or-pay obligations will be made against us.

Demand for our services is highly sensitive to weather conditions in Argentina.

Our sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas is, and, accordingly, our revenues are, significantly higher during the winter months than during the rest of the year. Unseasonably warm weather in our service area during the winter months can cause a significant reduction in demand for gas, especially among residential customers, our largest single source of revenues and the class of customer the tariff for which provides us with our highest margins. Since the regulatory scheme under which we operate does not allow us to recover the cost of our unused firm transportation capacity through our tariffs, the adverse effect of a weather-related reduction in demand of our residential customers may be compounded if we are unable to use our transportation capacity for other classes of customers or to dispose of our surplus capacity.

Our revenues may be adversely affected by increases in the supply of hydroelectric power.

Under the Argentine electrical regulatory system, electricity generators are dispatched in ascending order of marginal cost of generation. Since hydroelectric generation plants generate power at a marginal cost that is lower than the marginal cost of generation by other types of power plants (including our power plant customers), a material increase in power generated by hydroelectric generating stations displaces a material amount of power generated by other types of power plants (including our power plant customers) and causes a corresponding decrease in our sales to those customers. Both heavy precipitation and a material increase in installed hydroelectric generation capacity will, unless the related power is exported or unless transmission facilities are insufficient to transmit such power, most likely increase the supply of hydroelectric power, thereby reducing thermal generation and, as a result, our sales to power plants. The effect of this displacement is particularly adverse to us if it occurs during the warmer months of the year, the period during which our sales to power plants typically represent a significant portion of our revenues and permit us to use our excess firm transportation capacity.

Our revenues may be materially and adversely affected by prices of competing fuels.

We compete directly with sellers of fuel oil for sales to dual-fuel power plants. Fuel oil prices in Argentina have been volatile but generally above the price of gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below our maximum tariff price for interruptible gas sales to power plants. In 2000 and 1999, the price of fuel oil increased as a result of higher oil prices in the Argentine and international oil markets. In 2001, the price of fuel oil decreased as a result of lower oil prices, although gas prices continued to be more economical. In 2002, the price of fuel oil increased as a result of higher oil prices and of the devaluation of the Peso. We intend to pursue appropriate discounting policies in order to compete with the prices of fuel oil as a fuel for dual-fuel power plants. No assurance can be given that future increases in natural gas prices or decreases in the price of fuel oil would not render the use of the latter more economical, thus adversely affecting us.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants’ greater operating efficiency will increase their dispatch under the rules of CAMMESA, the entity that administers Argentina’s wholesale electricity market. The combined cycle technology uses gas-oil as an alternative fuel instead of fuel oil. For that reason and as a consequence of the lower cost of natural gas compared to the cost of the energy equivalent amount of gas-oil, we believe that demand for natural gas from our electric generating customers has increased and will continue to increase as a result of the installation of combined cycle technology. No assurance can be given that future increases in natural gas prices or decreases in gas-oil prices would not render the latter more economical to customers and thereby adversely affect our revenues. See “Information on the Company—Business Overview—Revenues—Power Plants” in our 20-F. In 2002, our gas deliveries to power plants accounted for approximately 36% of our gas deliveries to all customers and approximately 8% of our net sales whereas during the six-month period ended June 30, 2003 our gas deliveries to power plants accounted for approximately 42% of our gas deliveries to all customers and approximately 8% of our net sales. See Item 5: “Operating and Financial Review and Prospects” in our 20-F.

Our revenues may be adversely affected by the right of our clients to by-pass our services.

Although our License grants us the exclusive right to distribute natural gas within our service area, Argentina’s gas delivery system is an open-access system. A primary feature of an open-access system is that large consumers within our service area are permitted to contract for the purchase of natural gas from marketers or producers and enter into contracts with transportation and distribution companies to deliver the purchased gas to these consumers. Such consumers arrange their own gas supplies while they continue to use our distribution system and our transportation capacity for delivery of the gas. In such cases, the consumers pay us a tariff for the use of our distribution system and transportation capacity. Alternatively, consumers may build a direct connection to a transmission system while still purchasing gas from us and paying us a tariff to cover the cost of the purchased gas. Consumers within our service area who contract for both direct purchase and transportation of gas without use of our distribution system would not pay us a tariff.

Any consumer who wishes to bypass our system completely and so avoid paying us any tariff must incur various costs and face certain practical limitations that, in some cases, make bypass economically disadvantageous or impractical. For example, consumers not using our distribution system must incur the expense of building and maintaining connection lines (an expense that increases with distance from the transmission line and population density of the proposed pipeline area) as well as the expense of associated metering and other items. Limited access to firm transportation capacity will also be a problem for consumers who require an uninterrupted gas supply. In addition, a customer desiring to purchase gas from a third party must give ENARGAS and us three months’ notice of such fact.

We cooperate with power plant customers and certain industrial customers that purchase gas directly from gas suppliers but continue to use our transportation and distribution services. This type of arrangement permits us (a) to avoid incurring gas purchase costs (and take-or-pay charges) and (b) to collect a tariff from the customers, thereby defraying all or part of the cost of our firm transportation capacity used for such services. These arrangements also enable us to achieve certain savings by avoiding (a) the cost of purchasing the gas that is used as compression fuel which, pursuant to the regulatory framework, cannot be passed on to customers and (b) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all such customers will continue to depend on the distribution and transportation services we provide.

We have built strong working relationships with many of our major customers and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major customers and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. It is possible that certain of our customers will completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. It is also possible that ENARGAS will reduce the minimum volume of gas that is required for a large customer to purchase transportation capacity directly from the transporter. Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with TGS which provide that, if any of our customers enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with TGN contain similar provisions.

Alternative energy sources, primarily fuel oil for power plants and liquid processed gas (“LPG”) for residential customers and smaller commercial users, are currently substitutes for natural gas. The abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil, although such cost advantage has recently diminished due to lower world oil prices and the availability of low-cost Brazilian fuel oil. We intend to continue discounting policies with power plants to remain competitive with the price of fuel oil. In order to enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant customers have agreed to take a minimum amount of gas at discounts from maximum tariffs. Conversely, during the colder months, we and certain dual-fuel power plants in our service area agreed that we would deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we will be required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis. Natural gas is significantly less expensive than LPG and offers residential and smaller commercial customers a significant reduction in fuel costs.

On June 1, 2000, ENARGAS issued Resolution No. 1,748 which introduces amendments to the Service Regulation for “Small” and “Large” General Service Users, with alternatives for the purchase of gas and/or transportation from third parties, reducing the benchmark volume limit from 10,000 CM (353 MCF) to 5,000 CM (177 MCF) per day and further reducing the limit for interruptible demands to 1.5 MMCM/year (53 MMCF/year) from 3.0 MMCM/year (106 MMCF/year) for distribution by-pass. Additionally, the period to notify ENARGAS and the distribution companies of the intended by-pass was reduced from six to three months. On December 15, 2000 we filed an administrative proceeding, seeking the suspension of such Resolution, which has not yet been resolved.

Our revenues may be adversely affected by our inability to collect amounts due to us from our clients.

While we have been generally successful in limiting the amount of our past due receivables and in collecting receivables from our customers, we have occasionally been unsuccessful in doing so and, as a result, our revenues have been adversely affected. During 2001 and the first quarter of 2002, our past due receivables increased substantially as a result of the general economic situation of Argentina, high unemployment, material decreases in incomes and other factors and of actions by the executive, legislative and judicial branches of the Argentine government requiring gas distribution companies (including us) to end, either temporarily or on a longer-term basis, their practice of terminating service for nonpayment in accordance with our regulatory framework. We can give no assurance that we will not continue to have similar difficulties in the future. At June 30, 2003, our past due receivables aggregated approximately Ps.74 million and our allowance for past due receivables at that date amounted to approximately Ps.63 million.

We may be subject to certain liabilities arising out of stamp tax claims.

Stamp taxes are levied by most provinces in Argentina on documents evidencing legal transactions, such as deeds, mortgages, contracts and letters of acceptance. Contracts executed outside a province would be taxable in that jurisdiction if the contract has effects within the province. Due to the instrumental nature of the stamp tax, it applies only to written documents (a) that contain an offer and an express acceptance by the other party in the same document or (b) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the main terms of the agreement. We operate with different gas and transportation companies through the exchange of letters with acceptance by performance (“Tacit Acceptance Contracts”). We believe that stamp taxes do not apply to such contracts. Although most provincial tax codes provide that stamp taxes may only be levied on contracts of the type described in the preceding clauses (a) and (b), in recent years many provinces have begun to challenge the use of Tacit Acceptance Contracts, resulting in a wide variety of litigation for the purpose of subjecting Tacit Acceptance Contracts to stamp tax.

On January 26, 2000, the tax authorities of the Province of Neuquén informed us that we are liable for stamp taxes for up to Ps.14.5 million with respect to Tacit Acceptance Contracts executed by us and gas companies after the privatization of Gas del Estado. On April 4, 2001, the tax authorities of the Province of Neuquén notified us of the final determination with respect to contracts transferred by Gas del Estado to us and entered into before the privatization of Gas del Estado, of which we are allegedly liable for an amount of Ps.48.1 million (including fines and interest). Additionally, the Province of Neuquén asserted that we are liable for stamp tax of Ps.23.8 million (including fines and interest) in respect of transportation contracts entered into after the privatization of Gas del Estado.

We have filed a declaratory action against the Province of Neuquén with the Supreme Court of Argentina to determine the validity of the claims made by the Province of Neuquén and to request that the Supreme Court, on the basis of similar cases, order a preliminary injunction against the Province of Neuquén with respect to such claims. The Supreme Court upheld the preliminary injunction request and instructed Neuquén not to collect the stamp tax while final resolution is still pending.

Furthermore, on April 6, 2001, TGS informed us of the final determination made by the Province of Río Negro regarding the contracts transferred by Gas del Estado and entered into by us and TGS before and after the privatization of Gas del Estado establishing that we are responsible for an amount of up to Ps.148.2 million (including fines and interest). Accordingly, TGS filed a declaratory action against the Province of Río Negro with the Supreme Court and obtained an injunction as a consequence of which the Province of Río Negro has suspended all the collection proceedings until the Supreme Court issues a final ruling.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine government’s responsibility for stamp taxes accrued prior to December 28, 1992, the date of the privatization of Gas del Estado, although no assurances can be given that the Argentine government will ultimately pay such stamp taxes.

ENARGAS has notified us and the Ministry of Economy that stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the payment of stamp tax with respect to Tacit Acceptance Contracts is upheld by the Supreme Court, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén in respect of stamp taxes. In the past, ENARGAS has not permitted us to pass through certain material costs and no assurances can be given that, if we are required to pay these stamp taxes, our tariffs will be increased sufficiently to fully or partially compensate us.

On September 18, 2003 the tax authorities of the Province of Neuquén notified us of the commencement of a new administrative proceeding claiming that we are liable for the payment of stamp taxes (i) for up to Ps.46.5 million with respect to gas purchase contracts with respect to which the other parties have paid the relevant stamp taxes, and (ii) for up to Ps.66.0 million with respect to two contracts for the resale of transportation capacity and additional gas purchase contracts with respect to all of which the other parties have not paid the relevant stamp taxes. We will contest these claims pursuant to appropriate administrative proceedings and are also considering the initiation of legal actions to stay the claims of the Province.

No assurance can be given as to whether the imposition by the Provinces of Neuquén and Río Negro of stamp taxes on Gas del Estado’s pre-privatization contracts or on our Tacit Acceptance Contracts executed after the privatization of Gas del Estado will be upheld, whether we will be indemnified by the Argentine government in respect of pre-privatization stamp taxes or whether we will be able to recover through tariff increases stamp taxes on Tacit Acceptance Contracts entered into after the Takeover Date. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. We have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change.

Our financial condition and results of operations may be materially and adversely affected if we are not able to obtain gas of deliverable quality or by disruptions in the gas transportation system.

We did not experience any significant problems regarding deliveries of gas from our suppliers during the winters of 2000, 2001 and 2002. Our financial condition and results of operations could be adversely affected if we were unable to obtain gas of deliverable quality in sufficient volume to meet the demands of our customers.

In addition, our financial condition and results of operations could be adversely affected if an accident or other event affecting the facilities that transport gas to us caused a disruption in those facilities and as a result thereof deliveries were to be restricted or discontinued for a significant period of time.

Our License is revocable under certain circumstances, and revocation of our License would have a material and adverse effect on us.

Our License, the specific bidding rules governing the privatization of Gas del Estado (the “Pliego”) and the regulations issued pursuant to the law under which we were privatized, Law No. 24.076 (the “Gas Act”), contain, among other requirements and restrictions, requirements regarding quality of service, capital expenditures and compliance with the tariff regime, restrictions on transfer and encumbrance of assets, restrictions on cross-ownership between producers, transporters and distributors of gas, restrictions on transfer or delegation of our obligations under the License without ENARGAS’ prior approval, restrictions on the delegation of the functions assigned under our technical assistance agreement without ENARGAS’ prior approval and restrictions on the transfer by Gas Argentino of our Class A Shares and the transfer by Gas Argentino’s shareholders of their shares of Gas Argentino. Failure to comply with these requirements or restrictions may result in a revocation of our License by the Argentine government, upon the recommendation of ENARGAS. Among other things, the purchase by us of more than 20% of our gas in any month from any person that controls Gas Argentino or from any affiliate of the controlling person could result, under certain circumstances, in the revocation of our License. Furthermore, our License provides that quiebra proceedings against us would result in the revocation of the License. See Item 4: “Information on the Company—Business Overview—Regulatory Framework—The Gas Act and the License—Expiration” in our 20-F. On September 17, 2002 the Argentine government issued Decree No. 1834 (which shall remain in effect until December 10, 2003, unless extended), which provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against companies that are renegotiating their government-granted licenses as a result of the Public Emergency Law shall not lead to termination of the licenses of such companies. We cannot assure you that this provision of our License will continue to be suspended after that date.

As a general rule, upon the expiration of our License, we will be entitled to receive the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant and equipment) determined on the basis of the price paid by Gas Argentino and the original cost of subsequent investments carried in US Dollars and adjusted by the US PPI, net of accumulated depreciation, and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder. If our License is terminated by the Argentine government prior to the expiration of its full term as a result of nonperformance by us, the Argentine government may offset against our net book value any sum due to the Argentine government for damages caused by the events resulting in the termination of our License. Such damages are required by our License to be at least 20% of the net book value of our assets. Alternatively, the Argentine government under such circumstances could require Gas Argentino to transfer its holding of our shares to ENARGAS as trustee for their subsequent sale through a competitive bidding process. Compensation received by us for the termination of our License may be insufficient to enable us to pay our obligations, including interest on and the principal amount of our financial indebtedness.

We may be subject to certain liabilities to the government of the City of Buenos Aires and other municipalities deriving from the occupancy of public space.

The regulatory framework establishes that cost variations resulting from changes in taxation rules shall be passed through to our tariffs.

Our License provides that we shall be entitled to occupy and use free of charge all streets, avenues, parks, bridges, roads and other public spaces, including underground areas and airspace, required to install facilities for the licensed service, including communication lines and interconnections to third parties.

In 1997, we and several other public service companies entered into an agreement for the coordination of work in public spaces (“Streets Work Agreement” or “SWA”) with the government of the City of Buenos Aires (“GCBA”). Pursuant to such agreement, we agreed to pay the GCBA Ps.0.5 million per year, to compensate for street work inspection costs.

In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city’s annual budgets. That levy has been challenged by the public service companies and has not been paid.

From 2000 onwards, the GCBA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCBA.

On January 26, 2001, ENARGAS informed us that, in the case of the study, revision and inspection of works in public spaces levy, we would have to demonstrate the impact of the changes on end-user prices, whereas, in the case of the occupancy of public space levy, we would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCBA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCBA sent a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for Ps.5.2 million for 2000.

In addition to the amount claimed on May 16, 2001, on December 2, 2002 the GCBA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of Ps.7.7 million relating to the years 2000 and 2001. Subsequently the GCBA claimed said amount for 2002 and also claimed unpaid amounts in relation to the agreement entered into in 1997 (Ps.0.7 million and Ps.0.3 million, respectively). We filed an administrative appeal against both claims.

On May 12, 2003, the GCBA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of Ps.16.3 million, payable by us on May 31, 2003. We filed an administrative appeal against this claim. In addition, we gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by our customers in the City of Buenos Aires of any amounts we are required to pay as a result of these claims.

On July 11, 2003, the GCBA made a written demand for payment to us in the amount of Ps. 0.083 million with respect to the study, revision and inspection of works in public spaces levy for the month of May 2003. We filed an administrative appeal this claim on July 17, 2003.

On August 11, 2003, the GCBA made a written demand for payment to us in the amount of Ps. 0.0085 million with respect to the study, revision and inspection of works in public spaces levy for the month of June 2003. We filed an administrative appeal against this claim on August 12, 2003.

On August 21, 2003, the GCBA made a written demand for payment to us in the amount of Ps. 0.095 million with respect to the study, revision and inspection of works in public spaces levy for the month of July 2003. We filed an administrative appeal against this claim on August 25, 2003.

On September 18, 2003, the GCBA made a written demand for payment to us in the amount of Ps.0.077 million with respect to the study, revision and inspection of works in public spaces levy for the month of August 2003. We filed an administrative appeal against this claim on September 23, 2003.

We have consistently denied legal validity for the occupancy of public space levy and insisted that the amount applicable for the study, revision and inspection of works levy should be the one established in the SWA which we paid regularly.

Notwithstanding the above, we are continuing our negotiations with the GCBA on these matters. We can give no assurance as to the outcome of such negotiations or whether other jurisdictions may claim similar levies.

We have also received similar claims for small amounts from municipalities in the Province of Buenos Aires, some of which we have paid.

We may be subject to claims for the payment of turnover taxes to the Province of Buenos Aires.

During 1994, the Province of Buenos Aires agreed with the Argentine government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Subsequently, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine government described above. The Province has demanded that we pay to the Province an amount equal to the increased turnover taxes that our customers would have been required to pay if we had included turnover taxes at the higher rate in our invoices to our customers (approximately U.S.$3.5 million through July 2, 2003). We have declined to make that payment and expect to oppose any proceeding brought by the Province to require that payment and any similar payments that the Province may demand that we make. If we are ultimately required to make such payments, we will attempt to pass them through to our customers through our tariffs. However, previous requests by us to ENARGAS to pass through to tariffs the cost variations derived from the increase in turnover taxes have been rejected, and our appeals of such rejections are still pending. Therefore, we can give no assurance regarding whether we will be required to make such payments or, if we are required to do so, whether we will be able to pass them through to our customers through our tariffs.

Certain of our real properties have been attached in connection with a dispute with the Argentine federal tax authority.

On November 5, 2002 the Argentine federal tax authority, which we refer to as “AFIP”, notified us of an ex-officio ruling disallowing bad debt deductions taken by us on our income tax returns for 1996 and 1997 and establishing a tax adjustment for those years of Ps.954,000 and Ps.1,585,000, respectively. On November 26, 2002 we appealed such adjustment before the tax courts. On September 11, 2003 we were notified of a court order issued at the request of AFIP for the attachment of certain of our real properties with a total net book value of Ps.47.4 million as security for a tax claim of Ps. 6,000,000 and litigation costs of Ps.900,000. Although our management believes that the outcome of this administrative proceeding will be favorable to us, we cannot assure you that this will be the case.

Because the Argentine standards for disclosure and accounting differ from those of the United States and certain other countries, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of United States companies.

Publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and other major world markets. While we are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required by foreign issuers under the Exchange Act is more limited than the periodic reporting disclosure required by listed United States issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP which differs in certain respects from US GAAP. Thus, the reported earnings and presentation of our financial statements as of and for the six-month period ended June 30, 2003 are different from what they would have been had such financial statements been prepared in accordance with U.S. GAAP.

CAPITALIZATION

The following table sets forth our cash position and our capitalization at June 30, 2003 in accordance with Argentine GAAP, and as adjusted to give effect to the restructuring as though the cash option were fully subscribed and the restructuring were consummated on June 30, 2003. This table should be read in conjunction with the financial statements contained elsewhere in this solicitation statement. There has been no material change in our capitalization since June 30, 2003.

	June 30, 2003
	Actual	As Adjusted
	(thousands of constant Pesos as at February 28, 2003 (a))
Cash

Short-term Financial Debt:
Overdraft with Argentine financial institutions	63,473	—
Overdrafts with foreign financial institutions	140,000	—
Negotiable obligations (net)	997,584	—
Interest and other expenses payable (net)	72,094	—

Total short-term financial debt	1,273,151	—

Long-term Financial Debt:
Negotiable obligations (net)	—	957,223

Shareholders’ equity:
Paid-in capital(b):
Class A	290,277	290,277
Class B	221,977	221,977
Class C	56,917	56,917
Adjustment of capital stock	684,769	684,769
Retained Earnings:
Unappropriated retained earnings	(414,408)	(414,408)
Legal Reserve	45,376	45,376

Total shareholders’ equity	884,908	884,908

Total capitalization	2,158,059	1,957,407

(a)	U.S. dollar and Euro amounts have been converted into Argentine Pesos at the relevant exchange rate for such date announced by Banco de la Nación Argentina.
(b)	Our shares of common stock are classified into Class A Shares, Class B Shares and Class C Shares of Ps.1.00 par value. Each share is entitled to one vote. All of our capital stock is fully subscribed, registered and paid-in. We do not have any preferred stock outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

In addition to the discussion below, you should carefully read our unaudited interim financial statements as of June 30, 2003 and 2002 and for the six-month periods then ended and our selected financial and operating information included elsewhere in this solicitation statement as well as Item 3: “Key Information—Selected Financial Data”, Item 5: “Operating and Financial Review and Prospects” and Item 18: “Financial Statements” in our 20-F for additional information about us.

Inflation Accounting

The information contained in this discussion has been prepared in accordance with Resolution No. 368/01 issued by the Argentine National Securities Commission and should be read together with our unaudited interim financial statements as of June 30, 2003 and 2002 and for the six-month periods then ended, to which we refer as our “Interim Financial Statements”, which have been prepared in accordance with Argentine GAAP and with our selected financial and operating information included elsewhere in this solicitation statement.

On December 21, 2001, CPCECABA passed Technical Resolutions No. 16 through 20. These Resolutions and their amendments became effective for fiscal years beginning on or after July 1, 2002, with the exception of Technical Resolution No. 20, which was effective for fiscal years beginning on or after January 1, 2003.

In January 2003, through General Resolution 434/03, the Argentine National Securities Commission adopted such Technical Resolutions, included some amendments and established that they shall be applied for fiscal years beginning on or after January 1, 2003. The main modifications introduced by the new Technical Resolutions that have generated significant effects on our unaudited interim financial statements as of June 30, 2003 are the following:

(a)	Adoption of an accounting model in which our intention prevails with a view to define valuation criteria used. Within this context, only assets held for sale have been valued at fair value. Furthermore, credits and liabilities have been generally recorded at their discounted values.

(b)	Establishment of guidelines for recognizing, measuring and disclosing charges for labor costs.

(c)	Incorporation of new disclosure requirements, including segment information, earnings per share and comparative information.

Our Interim Financial Statements have been prepared in constant Pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to Argentine GAAP, the restatement for inflation was discontinued through December 31, 2001. Beginning January 1, 2002, and according to Argentine GAAP, the recognition of the effects of inflation was resumed. Accounting measurements restated as per the change in the purchasing power of the currency up to August 31, 1995, as well as those whose date of origin falls between that date and December 31, 2001, are stated in the currency as at this latter date.

On March 25, 2003, the National Executive Power issued Decree 664 that establishes that financial statements for fiscal years ending after that date should be stated in nominal Pesos. Consequently, according to Resolution No. 441, issued by the Argentine National Securities Commission, we discontinued the restatement of our financial statements effective as of March 1, 2003. These criteria do not agree with current professional accounting rules.

We have used conversion factors derived from the internal wholesale price index (“IPIM”), issued by the National Institute of Statistics and Census (“INDEC”), to restate prior period results for inflation. The accumulated inflation rate from January 1, 2002 to February 28, 2003, as measured by IPIM, amounted to 120%.

Balances as of June 30 and December 31, 2002 disclosed in our Interim Financial Statements for comparative purposes have been restated for inflation as of February 28, 2003. Furthermore, those balances reflect the application of the new accounting standards noted above, and as further described in Note 3 of our Interim Financial Statements, which required the adjustments of results of prior periods and resulted in an increase of Ps.4.4 million in our net loss for the year ended December 31, 2002 and of Ps.0.8 million for the six months ended June 30, 2002.

The Argentine Economic Scenario and Its Impact on Us

As from the date of effectiveness of the Public Emergency Law and subsequent decrees, our activity has been significantly affected. As set forth in Note 2 to our Interim Financial Statements, our management is currently defining and implementing an action plan in order to reverse the severe impact of the economic scenario on our results of operations. Note 2 also describes the economic scenario, the impact of the Public Emergency Law and subsequent decrees and the uncertainties they may have on our future results. Our independent auditors, PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2002 and a limited review report on our financial statements as of and for the six month period ended June 30, 2003 stating that we were negatively impacted by the deterioration of the Argentine economy and the Argentine government’s adoption of various economic measures, including the violation of the contractually-agreed License terms and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payments on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern.

Critical Accounting Policies and Estimates

In connection with the preparation of our financial statements as of June 30, 2003 and 2002 and for the six-month periods then ended we have relied on estimates and assumptions derived from historical experience and various other factors that are reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of our business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different estimates, assumptions or conditions.

Estimation of our future cash flows is inherently uncertain and requires us to make a number of significant assumptions. The most judgmental assumptions in our expected cash flows are:

1.	Tariff increases: our forecasts have assumed tariff increases that will reach tariff levels of approximately 50% of the tariffs in U.S. Dollars as of December 2001.

2.	Restructuring of indebtedness: we have assumed the financial debt will be restructured in such a way that will allow us to recover suitable financial indicators.

3.	Exchange rate and inflation rate: we have considered steady levels consistent with those in force at June 30, 2003.

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows (see Note 3 to our unaudited financial statements as of and for the six months ended June 30, 2003 and 2002):

•	Revenue recognition and accounts receivable;

•	Impairment of long-lived assets;

•	Provision for allowances and contingencies;

•	Deferred income tax; and

•	Exchange losses.

Revenue recognition and accounts receivable

Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data.

We provide for losses relating to accounts receivable. The allowance for doubtful accounts is based on our estimates of collections. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to net sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our accounts receivable.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of long-lived assets to be impaired when the expected cash flows, undiscounted and without interest, from such assets are less than their carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. There are no provisions for impairment recorded in our financial statements as of June 30, 2003.

Since the estimated fair value of our fixed assets exceeds the recorded book value, changes in these estimates would have to occur to result in an impairment charge.

Our auditors’ opinion regarding our ability to continue as a going concern, which is described in “The Argentine Economic Scenario and Its Impact on Us”, necessarily encompasses, among other things, an uncertainty with respect to the recoverable value of our non-current assets.

Provision for allowances and contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and lawyers’ experience in contesting, litigating and settling other similar matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

Deferred income tax

The realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, we have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates. We periodically perform economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory estimates. In making these projections, our management has considered tariff changes and adjustments to our cost, in order to reestablish our economic and financial equation. Actual results could differ from those estimated. Based on those projections, we have recorded as of June 30, 2003 a valuation allowance against the deferred tax assets considered nonrecoverable.

Results of Operations for the Six-Month Periods ended June 30, 2003 and 2002

Our sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, our sales and earnings are significantly higher during the winter months (from May to September) than during the rest of the year due to the higher volumes of gas sold to residential customers during the winter months and the resulting more favorable tariff mix.

The six-month period ended June 30, 2003 was characterized by an increase in industrial activity in Argentina which resulted in an increase in the volumes of gas we delivered to industrial, commercial and governmental customers. This increase was partially offset by a decrease in volumes of gas delivered to power plants as a consequence of higher rainfall in the majority of Argentina’s hydraulic basins which increased hydroelectric generation during the first half of 2003 in comparison to that of the first half of 2002 and resulted in reduced generation and, consequently, gas consumption by these customers during the first half of 2003 compared to the same period of the previous year.

Our net income for the six-month period ended June 30, 2003 amounted to Ps.98.9 million compared to a net loss of Ps.720.4 million for the same period of the previous year. This increase is mainly due to the income recorded during the first half of 2003 resulting from the exchange differences generated by foreign-currency denominated financial debt with institutions outside the Argentine financial system due to the strengthening of the Peso against the U.S. Dollar compared to the loss recorded during the same period of the previous year due to the weakening of the Peso against the U.S. Dollar and the restatement for inflation of such loss.

Net Sales

For comparative purposes, we have restated for inflation as of February 28, 2003 our results for the six months ended June 30, 2002. This restatement is the principal cause of the decrease in net sales during the first half of 2003 compared to the same period of 2002.

Total net sales decreased by 28.6% during the six-month period ended June 30, 2003 in comparison to the six-month period ended June 30, 2002, amounting to Ps.281.9 million compared to Ps.394.8 million in the same period of 2002, mainly due to the restatement for inflation of net sales for the six-month period ended June 30, 2002. This decrease was partially offset by an increase in volumes sold to industrial, commercial, governmental and compressed natural gas (“CNG”) customers.

Sales volume to residential customers during the six-month period ended June 30, 2003 decreased by 3.3% compared to the same period of the previous year due to the lower consumption per capita of natural gas during the first half of 2003. Net sales to residential customers decreased by 30.3% from Ps.234.7 million during the six-month period ended June 30, 2002 to Ps.163.5 million in the same period of 2003. The reduction recorded in net sales to residential customers for the six months ended June 30, 2003 was mainly due to the restatement for inflation of net sales to residential customers for the six months ended June 30, 2002.

Net sales of gas and transportation and distribution services to power plants decreased by 39.0% compared to the same period of the previous year. Volumes delivered to these customers decreased by 2.2% during the first half of 2003 compared to the same period of the previous year. This decrease in volumes was mainly due to the increase in hydroelectric generation that resulted in reduced generation and, consequently, gas consumption by power plants in our service area during the first half of 2003 compared to the same period of the previous year. The principal cause of the period-to-period decrease in net sales to power plants is the restatement for inflation of net sales to power plants for the six months ended June 30, 2002.

As a result of the economic recovery, volumes of gas delivered to industrial, commercial and governmental customers increased by 25.0% during the six-month period ended June 30, 2003 compared to the same period of the previous year. Nevertheless, net gas sales and transportation and distribution services to these customers decreased by 26.3% during the first half of 2003 compared to the same period of the previous year. This is mainly due to the restatement for inflation of net sales to these customers for the six months ended June 30, 2002. The increase in net sales to these customers during the six-month period ended June 30, 2003 before the restatement for inflation was 8.7% compared to the same period of the previous year.

Volumes of CNG delivered during the first half of 2003 increased by 24.2% compared to the same period of the previous year due to an increase in the number of CNG-converted vehicles as a result of the repeated increases in the prices of competing fuels. Nevertheless, net sales of CNG decreased by 15.8% during the first half of 2003 compared to the same period of the previous year mainly due to the restatement for inflation in net sales to CNG customers for the six months ended June 30, 2002. The increase in net sales to CNG customers during the first half of 2003 before the restatement for inflation was 27.4% compared to the same period of the previous year.

Net sales and volumes delivered for processing during the first half of 2003 decreased by 16.4% and 24.9%, respectively, compared to the same period of 2002.

The following table shows our net sales by customer category for the six-month periods ended June 30, 2003 and 2002 and the percentage of net sales represented by net sales to each customer category:

	Net Sales by Customer Category (unaudited)
	Six Months Ended June 30, 2003	% of Net Sales	Six Months Ended June 30, 2002	% of Net Sales
	(in millions of constant Pesos at February 28, 2003, except percentages)
Gas and services
Residential	163.5	58.0	234.7	59.4
Power plants	0.3	0.1	0.0	0.0
Industrial, commercial and governmental	48.2	17.1	65.5	16.6
Compressed natural gas	30.3	10.7	35.9	9.1

Subtotal	242.3	85.9	336.1	85.1
Transportation and distribution service only
Power plants	21.1	7.5	35.1	8.9
Industries	10.1	3.6	13.6	3.4

Subtotal	31.2	11.1	48.7	12.3
Processed natural gas	8.4	3.0	10.0	2.6

Total	281.9	100.0	394.8	100.0

The following table shows our delivered volume of natural gas sales and transportation and distribution services by customer category for the six-month periods ended June 30, 2003 and 2002 and the percentage of total delivered volume of natural gas represented by the volumes delivered to each customer category:

	Volumes Delivered by Customer Category
	Six Months Ended June 30, 2003		% of Volume of Gas Delivered	Six Months Ended June 30, 2002		% of Volume of Gas Delivered
	MMCM	MMCF		MMCM	MMCF
Gas and services
Residential	725.3	25,613.6	23.4	749.8	26,478.8	25.1
Power plants	4.1	144.8	0.1	0.2	7.1	0.0
Industrial, commercial and governmental	360.8	12,741.5	11.6	337.1	11,904.5	11.3
Compressed natural gas	296.0	10,453.1	9.5	238.4	8,419.0	8.0

Subtotal	1,386.2	48,953.0	44.6	1,325.5	46,809.4	44.4
Transportation and distribution service only
Power plants	1,314.0	46,403.3	42.3	1,347.7	47,593.4	45.2
Industries	341.8	12,070.5	11.0	225.1	7,949.3	7.5

Subtotal	1,655.8	58,473.8	53.3	1,572.8	55,542.7	52.7
Processed natural gas	63.2	2,231.9	2.1	84.1	2,969.9	2.9
Total	3,105.2	109,658.7	100.0	2,982.4	105,322.0	100.0

Operating Costs

Operating costs totaled Ps.229.2 million during the six-month period ended June 30, 2003, representing a 25.7% decrease compared to Ps.308.3 million recorded in the same period of the previous year. This decrease was mainly due to restatement for inflation of operating costs incurred during the first half of 2002. Operating costs for the first half of 2002 have been restated for inflation for comparative purposes as of February 28, 2003 using the IPIM which exceeded significantly the actual increase of these costs during the first half of 2003. Additionally, transportation tariffs were pesified and frozen by the Emergency Law and, as a result, we have experienced no increases in such tariffs which are subject to renegotiation between the transportation companies and the Argentine government. Furthermore, costs of gas purchased have remained stable due to the fact that they are under renegotiation. We cannot estimate the final outcome of these renegotiations and their possible impact on our cost structure.

During the first half of 2003, we purchased 1,630.2 million cubic meters (57,569.7 million cubic feet) of gas representing an increase of 6.0% over gas volumes purchased in the same period of 2002. This increase is mainly due to the increase in volumes delivered to industrial, commercial, governmental and CNG customers. Gas costs decreased by 21.0% mainly due to the restatement for inflation of gas purchase costs incurred during the first half of 2002. Our gas purchase costs before the restatement for inflation increased by 10.0%, mainly due to the increase in volumes acquired as well as to a change in the mix of basins from where we purchased such gas.

Gas transportation costs decreased by 36.9% from Ps.155.6 million during the six-month period ended June 30, 2002 to Ps.98.2 million during the same period of 2003, mainly due to the restatement for inflation of transportation costs for the first half of 2002.

Payroll and social contributions decreased by 32.3% to Ps.8.4 million during the first half of 2003 from Ps.12.4 million during the same period of 2002 mainly due to the restatement for inflation of payroll and social contributions for the first half of 2002.

During the six-month periods ended June 30, 2003 and 2002 we capitalized operating costs amounting to Ps.1.6 million and Ps.3.1 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets. The decrease was mainly due to the restatement for inflation of capitalized operating costs for the six months ended June 30, 2002.

The following chart shows our operating expenses by type of expense for the six-month periods ended June 30, 2003 and 2002 and the percentages of our total operating expenses represented by each class of operating cost:

	Operating Costs (unaudited)
	Six Months Ended June 30, 2003	% of Total Operating Expenses	Six Months Ended June 30,2002	% of Total Operating Expenses
	(in millions of constant Pesos as of February 28, 2003, except percentages)
Gas supply	80.9	35.3	102.4	33.2
Gas transportation service	98.2	42.8	155.6	50.5
Fixed assets depreciation	33.4	14.6	30.1	9.8
Payroll and social security contributions	8.4	3.7	12.4	4.0
Operations and maintenance	3.6	1.6	3.3	1.1
Technical operator’s fee	2.2	1	3.2	1.0
Sundry materials	1.0	0.4	1.2	0.4
Fees for sundry services	0.7	0.3	0.9	0.3
Other operating costs	2.4	1	2.3	0.7
Capitalization of operating costs in fixed assets	(1.6)	(0.7)	(3.1)	(1.0)

Total	229.2	100.0	308.3	100.0

Administrative Expenses

Administrative expenses totaled Ps.30 million during the six-month period ended June 30, 2003, representing a 31% decrease compared to Ps.43.4 million in the same period of 2002. This decrease is mainly due to the restatement for inflation of administrative expenses for the first half of 2002 as well as the decrease in payroll and social security contributions due to a small reduction in the number of employees and a decrease in certain provisions, partially offset by an increase in insurance premiums due to the renegotiation of insurance policies.

The table below sets forth our administrative expenses by class of expense for the six-month periods ended June 30, 2002 and 2003 and the percentage of our administrative expenses represented by each class of administrative expense:

	Administrative Expenses (unaudited)
	Six Months Ended June 30, 2003	% of Total Administrative Expenses	Six Months Ended June 30,2002	% of Total Administrative Expenses
	(in millions of constant Pesos as of February 28, 2003, except percentages)
Payroll and social security contributions	7.1	23.7	13.3	30.6
Taxes, rates and contributions	0.9	3.0	2.6	6.0
Fees for sundry services	0.3	1.0	0.7	1.6
Insurance	1.9	6.3	1.2	2.8
Fixed assets depreciation	6.7	22.3	7.2	16.6
Intangible assets depreciation	2.1	7.0	2.3	5.3
Other administrative expenses	11.0	36.7	16.1	37.1

Total	30.0	100.0	43.4	100.0

Selling Expenses

Selling expenses decreased by 59.7% from Ps.39.4 million during the six-month period ended June 30, 2002 to Ps.15.9 million in the same period of 2003. This decrease was mainly due to the restatement for inflation of selling expenses for the first half of 2002 using the IPIM that exceeded the increase in these costs during the first half of 2003 as well as a substantial period-to-period reduction in the nominal amount of the provision for doubtful accounts based on our estimates of collections compared to the same period of the previous year. See “—Critical Accounting Policies and Estimates—Revenue Recognition and Accounts Receivable”.

The table below sets forth our selling expenses by class of expense for the six-month periods ended June 30, 2002 and 2003 and the percentage of our selling expenses represented by each class of selling expense:

	Selling Expenses (unaudited)
	Six Months Ended June 30, 2003	% of Total Selling Expenses	Six Months Ended June 30,2002	% of Total Selling Expenses
	(in millions of constant Pesos as of February 28, 2003, except percentages)
Payroll and social security contributions	7.1	44.7	9.3	23.6
Doubtful accounts	2.7	17.0	21.5	54.6
Fees for sundry services	1.9	11.9	2.6	6.6
Advertising and publicity	0.2	1.3	0.3	0.8
Bank expenses and commissions	2.0	12.6	2.7	6.9
Other selling expenses	2.0	12.6	3.0	7.6

Total	15.9	100.0	39.4	100.0

Financing and Holding Results

Net financing and holding results generated an income of Ps.149.5 million during the six-month period ended June 30, 2003 compared to a loss of Ps.930.5 million in the same period of the previous year. This increase is mainly due to the income generated in the first half of 2003 by exchange differences arising from foreign-currency denominated financial debt with institutions outside the Argentine financial system due to the strengthening of the Peso against the U.S. Dollar compared to the loss recorded in the same period of the previous year due to the weakening of the Peso against the U.S. Dollar and the restatement for inflation of such loss.

The table below sets forth our financing and holding results for the six-month periods ended June 30, 2002 and 2003:

	Financing & Holding Results (unaudited)
	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
	(in millions of constant Pesos as of February 28, 2003)
From Assets

Result from exposure to inflation	(2.5)	(183.6)
Holding results	(2.8)	(17.5)
Interest	6.9	6.1
Exchange (losses) gains	(11.0)	0.6

Total	(9.4)	(194.4)

From Liabilities

Result from exposure to inflation	0.7	88.9
Holding results	(1.2)	35.6
Interest on Commercial Operations	—	(0.1)
Interest on Financial Operations	(51.2)	(65.6)
Exchange (losses) gains	210.8	(794.5)
Others	(0.2)	(0.4)

Total	158.9	(736.1)

Other Income, Net

Other income, net was Ps.0.2 million during the six-month period ended June 30, 2003 compared to Ps.0.4 million in the same period of the previous year, principally due to a period-to-period decrease in sales of fixed assets.

Income Tax Benefit (Expense)

During the six-month period ended June 30, 2003, we recorded a Ps.57.6 million income tax expense compared to a Ps.205.9 million gain for the same period of the previous year. The gain recorded in the 2002 period was due to an income tax loss carryforward and to the deferred income tax assets recorded during the first half of 2002 generated by exchange losses which are deductible for income tax purposes according to the Public Emergency Law (see Note 2 to our Interim Financial Statements). The income tax expense recorded during the first half of 2003 was mainly due to profits booked as a result of the strengthening of the Peso against the U.S. Dollar and the operating income we recorded during such period.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Ps.33.5 million during the six-month period ended June 30, 2003 and to Ps.5.2 million during the same period of the previous year. This increase is mainly due to the suspension of interest payments related to our financial debt, the decrease in income tax payable and the lower increase in trade receivables compared to the first half of 2002 due to higher collections and lower bad debt levels.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled Ps.7.2 million during the six-month period ended June 30, 2003 compared to Ps.12.5 million used during the same period of the previous year. This decrease is due to the restatement for inflation of net cash used in investing activities for the six-month period ended June 30, 2002.

Liquidity and Capital Resources

Debt

As of June 30, 2003, our total financial debt, all of which was classified as short-term, amounted to Ps.1,273.2 million and our total capitalization amounted to Ps. 2,158.1 million, consisting of financial debt of Ps.1,273.2 million and shareholders’ equity of Ps.884.9 million. Our financial debt as a percentage of our total capitalization amounted to 59% as of June 30, 2003 and 76% as of June 30, 2002.

On March 25, 2002, we suspended principal and interest payments on all of our financial indebtedness.

Sources of Funds

Historically, we have maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines. Since the beginning of the Argentine crisis, in December 2001, we have suffered significant constraints on our liquidity, and we have not been able to access new sources of financing. Domestic and international financial markets are closed to us as they are to most other Argentine companies. As a result of the significant and material changes in the Argentine economy, including, among other things, the suspension of utility’s tariff adjustments, the conversion of U.S. Dollar-denominated utility tariffs into Pesos at the rate of Ps.1 per U.S.$1, and the devaluation of the Peso, we lost access to capital markets and other financing sources, both domestically and internationally. Moreover, the U.S. Dollar value of our internally generated cash fell precipitously due to the same factors. As a result, our ability to fund debt service obligations and make capital expenditures from either borrowings or internally generated funds has been substantially diminished. As a result, on March 25, 2002, we suspended regular payments of principal and interest on all of our financial indebtedness and we have substantially reduced capital expenditures, maintenance programs, employee training and other cash expenditures. Notwithstanding the foregoing, during 2002 we made two extraordinary payments of accrued interest on our financial debt as an indication of our intention to discharge our indebtedness and to treat all of our financial creditors equitably.

We have applied our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. We expect that, in the near term, we will be able to continue this policy of minimizing our capital expenditures without compromising the safe operation of our system. However, it is possible that in the medium term, we will be required to increase our capital expenditures in order to maintain certain safety requirements. Any such increase in capital expenditures may have a material adverse effect on our cash flow and on our ability to service our debt obligations under the modified existing notes.

We believe that, if the restructuring is successful, our internally generated cash will be sufficient to enable us to continue to conduct our business in its present form, service our modified existing debt and make the minimum level of capital expenditures required to ensure the ongoing safety and reliability of our operations up to the final maturity date of the modified existing debt, provided that our future experience is consistent with the assumptions described under “Summary—Future of MetroGAS if the Restructuring is Successful”. These assumptions all involve matters outside our control and, accordingly, may not turn out to have been correct. Even if our assumptions are correct, factors we have not anticipated may affect our operating results and we can give no assurances that we will be able to continue to operate our business or pay interest on principal on the modified existing debt on a timely basis or at all. We expect to be required to refinance the principal payments on the modified existing debt at maturity, and cannot anticipate whether we will be able to obtain the required outside financing at that time.

CERTAIN AGREEMENTS

Gas Argentino Shareholders Agreement

Gas Argentino holds 70% of our common stock and has the power to determine the outcome of all matters to be decided by a vote of our shareholders and to elect a majority of the members of our Board of Directors and a majority of the members of our Supervisory Committee.

The common stock of Gas Argentino is owned by British Gas International, a member of the BG Group (54.7%), and YPF, a subsidiary of Repsol YPF (45.3%). See Item 7: “Major Shareholders and Related Party Transactions” in our 20-F. If Gas Argentino’s debt is restructured as described in “Summary—Gas Argentino Debt Restructuring”, British Gas International and YPF will continue to own a majority of the common stock of Gas Argentino.

The shareholders of Gas Argentino have entered into an amended and restated shareholders agreement dated as of March 28, 2003, to which we refer as the “shareholders agreement”, relating to the control and management of Gas Argentino and of us. The following are the principal provisions of the shareholders agreement:

Board of Directors of Gas Argentino

The Board of Directors of Gas Argentino is comprised of five directors and five alternate directors. Three directors and alternate directors may be designated by British Gas International and two directors and alternate directors may be designated by YPF.

Restrictions on the Transfer of Gas Argentino’s Shares

Provided that a proposed transfer would not adversely affect us or our License, a Gas Argentino shareholder (“selling shareholder”) may transfer its shares to:

•	an affiliate (as defined in the shareholders agreement) provided such affiliate agrees (i) to be bound by the terms of the shareholders agreement and (ii) not to cease to be an affiliate of the selling shareholder unless, before ceasing to be an affiliate of such selling shareholder, the affiliate transfers its shares to the selling shareholder or an affiliate of the selling shareholder; or

•	to a third party or other Gas Argentino shareholder (collectively the “third party”) provided the selling shareholder notifies the Gas Argentino shareholders (the “non-selling shareholders”) of the selling price and conditions in accordance with the shareholders agreement. The non-selling shareholders will have a right of first refusal with respect to the proposed sale of the shares on a pro rata basis relative to the non-selling shareholders respective shareholding. In the event the non-selling shareholders do not purchase the offered shares, the selling shareholders may sell its shares to a third party on the same terms as were notified to the non-selling shareholders.

Board of Directors of MetroGAS

Our board of directors is comprised of nine directors, eight of whom are appointed by Gas Argentino and one of whom is appointed by the holder of our Class C shares. Of these eight directors, five shall be designated by British Gas International, two shall be designated by YPF and one, who shall be our Chairman, shall be designated by the unanimous agreement of British Gas International and YPF.

Members of our board of directors appointed by Gas Argentino may only vote following written instructions issued by the board of directors of Gas Argentino. If such written instructions are not provided to our board of directors, this requirement is not breached provided our directors appointed by British Gas International and YPF vote unanimously on any proposal before our board of directors.

For the purposes of our shareholders meetings, Gas Argentino’s representatives at such meetings shall be appointed by Gas Argentino and shall vote at any such meeting pursuant to written instructions provided by Gas Argentino’s board of directors. If such instructions are not provided to Gas Argentino’s representatives, such representatives will refrain from voting at any such meeting.

Decisions Relating to MetroGAS

We may not without the prior written consent of the board of directors of Gas Argentino representing at least 90% of the aggregate voting interest of Gas Argentino’s shareholders or the favorable vote of shares representing at least 90% of the aggregate voting interest of Gas Argentino’s shareholders:

•	amend our by-laws;

•	amend the Technical Assistance Agreement;

•	amend or terminate our License;

•	create, acquire or dispose of any subsidiary or of any shares in any subsidiary or acquire shares in any company; or

•	enter into a new business other than that of gas distribution and related activities including peak shaving, gas storage and servicing.

In addition, we may not, among other things, without the prior written consent of the board of directors of Gas Argentino representing at least 70% of the aggregate voting interest of Gas Argentino’s shareholders or the favorable vote of shares representing at least 70% of the aggregate voting interest of Gas Argentino’s shareholders:

•	make capital increases, contributions or reductions other than as required under our License;

•	borrow any sum in excess of a maximum aggregate amount of U.S.$6,000,000;

•	enter into any joint venture, partnership or profit sharing arrangement with any person;

•	sell or lease assets of an amount in excess of U.S.$2,000,000;

•	except as may be required by our License, enter into or terminate any contract or commitment involving expenditure which would exceed U.S.$500,000 in any one year in relation to any one contract; or

•	appoint or remove our commercial director.

Transactions with Affiliates

Transactions between Gas Argentino, its shareholders and us must always be entered into on an arm’s length basis and are subject to prior approval by the majority equity participation of Gas Argentino’s shareholders.

Personnel Supply Agreement

We entered into a personnel supply agreement dated July 24, 2002, to which we refer as the personnel supply agreement, with BG Argentina S.A., to which we refer as BG Argentina, pursuant to which BG Argentina has agreed, at our request, to supply us with qualified management personnel who are employees of BG Argentina.

The personnel supply agreement has a four-year term and is automatically renewable for successive four-year terms unless one of the parties notifies the other to the contrary at least six-months prior to the expiration date of the personnel supply agreement. The personnel supply agreement requires that we pay BG Argentina its costs for making the management personnel available to us.

BG Argentina makes available to us our general director, Luis Domenech, and our operations director, Marcelo Figueroa, under the personnel supply agreement. Pursuant to this agreement we paid Peso 1 million in 2002 and Peso 0.6 million in the first half of 2003.

Manpower Supply Agreement

We entered into a manpower supply agreement dated November 18, 1994, which we refer to as the “manpower supply agreement”, with BG International Limited, which we refer to as BGI, pursuant to which BG I supplied to us qualified management personnel who were employees of BGI. BGI has not supplied us with any personnel under the manpower supply agreement since September 2002 and we do not anticipate that it will do so in the future.

FINANCIAL STATEMENTS

LIMITED REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

MetroGAS S.A.

We have reviewed the accompanying balance sheets of MetroGAS S.A. as of June 30, 2003 and 2002, and the related statements of operations, of changes in shareholders’ equity and of cash flows for each of the six-month periods ended June 30, 2003 and 2002. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in Argentina.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2 and 9, the Company has been negatively impacted by the deterioration of the Argentine economy, the Argentine government’s adoption of various economic measures including the violation of the contractually-agreed License terms and the devaluation of the Argentine peso, circumstances that led the Company to announce on March 25, 2002 the suspension of payment on its financial debt. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the financial statements, MetroGAS S.A. adopted new accounting standards in 2003 related to accounting principles generally accepted in Argentina.

PricewaterhouseCoopers

Buenos Aires, Argentina

August 6, 2003

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 – Autonomous City of Buenos Aires

FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND 2002

Fiscal years No. 12 and 11 commenced January 1, 2003 and 2002

Principal activity: Provision of natural gas distribution services

Date of registration with the Public Registry of Commerce: December 1, 1992

Duration of Company: Until December 1, 2091

By-laws amendments:

Approved by Shareholders’ Extraordinary Meeting held on February 3, 1993

Approved by Shareholders’ Ordinary and Extraordinary Meeting held on April 18, 1994

Approved by Shareholders’ Extraordinary Meeting held on June 29, 1994

Approved by Shareholders’ Ordinary and Extraordinary Meeting held on April 19, 1995

Approved by Shareholders’ Extraordinary Meeting held on February 7, 1996

Approved by Shareholders’ Ordinary and Extraordinary Meeting held on April 29, 2003

Parent company: Gas Argentino S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in capital stock as of June 30, 2003

Composition

Classes of shares	Subscribed, registered and paid-in
Thousands of $
Outstanding:
Ordinary certified shares of $1 par value and 1 vote each:
Class A	290,277
Class B	221,977
Class C	56,917

Capital stock as of June 30, 2003	569,171

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND 2002

Changes in Capital Stock

Subscribed, registered and paid-in
Thousands of $
Capital as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A	12

Capital increase approved by the Shareholders’ Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3030, Corporations Book 112, Volume A	388,212

Capital increase approved by the Shareholders’ Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9566, Corporations Book 115, Volume A	124,306

Capitalization of the adjustment to capital stock approved by the Shareholders’ Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A	56,641

Capital stock as of June 30, 2003	569,171

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

BALANCE SHEETS

AS OF JUNE 30, 2003, DECEMBER 31, 2002 AND JUNE 30, 2002

	June 30, 2003	December 31, 2002	June 30, 2002
	Thousands of $
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and deposits in banks (Note 4 a)	112,541	87,010	7,220
Investments (Note 4 b)	2,442	1,676	2,198
Trade receivables, net (Note 4 c)	131,168	105,764	184,586
Other receivables (Note 4 d)	10,650	9,112	33,965
Inventories, net (Note 4 e)	15,488	17,528	18,539

Total current assets	272,289	221,090	246,508

NON-CURRENT ASSETS
Trade receivables (Note 4 f)	3,963	5,281	10,225
Other receivables (Note 4 g)	146,845	206,067	204,579
Fixed assets, net (Exhibit A)	1,861,974	1,897,433	1,942,688
Intangible assets, net (Exhibit B)	1,693	2,059	4,927

Total non-current assets	2,014,475	2,110,840	2,162,419

Total assets	2,286,764	2,331,930	2,408,927

LIABILITIES
CURRENT LIABILITIES
Debts
Accounts payable (Note 4 h)	62,761	49,706	77,412
Financial Debt (Note 4 i)	1,273,151	1,430,775	1,191,858
Payroll and social security	5,251	5,900	6,180
Taxes payable	20,593	25,608	12,384
Other liabilities	32,764	29,540	10,703

Total Debts	1,394,520	1,541,529	1,298,537

Contingencies reserve (Exhibit E)	1,977	716	820

Total current liabilities	1,396,497	1,542,245	1,299,357

NON-CURRENT LIABILITIES
Accounts payable (Note 6 d)	5,359	3,721	—
Financial debt (Note 4 j)	—	—	557,119

Total non-current liabilities	5,359	3,721	557,119

Total liabilities	1,401,856	1,545,966	1,856,476

SHAREHOLDERS’ EQUITY (as per related statements)	884,908	785,964	552,451

Total	2,286,764	2,331,930	2,408,927

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	June 30,
	2003	2002
	Thousands of $, except for per share information
	(unaudited)
Net sales (Note 4 k))	281,890	394,839
Operating cost (Exhibit F)	(229,170)	(308,253)

Gross profit	52,720	86,586
Administrative expenses (Exhibit H)	(29,975)	(43,421)
Selling expenses (Exhibit H)	(15,894)	(39,425)

Operating income	6,851	3,740
Financing and holding results from assets - (Note 41))	(9,422)	(194,403)
Financing and holding results from liabilities - (Note 4 m))	158,934	(736,052)
Other income, net	177	380

Income (loss) before taxes	156,540	(926,335)
Income tax (expense) benefit (Note 3.21))	(57,596)	205,900

Net income (loss) for the period	98,944	(720,435)

Basic income (loss) per share (Note 3.3.)	0.17	(1.27)
Diluted income (loss) per share (Note 3.3.)	0.17	(1.27)

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

(unaudited)

MAIN ACCOUNTS	SHAREHOLDERS’ CONTRIBUTIONS	ADJUSTMENT TO CAPITAL STOCK	LEGAL RESERVE	UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)	TOTAL SHAREHOLDERS’ EQUITY
	CAPITAL STOCK
	SHARES OUTSTANDING
	Thousands of $
Modified balance as of December 31, 2002	569,171	684,769	45,376	(513,352)	785,964
Net income for the period	—	—	—	98 944	98 944

Balance as of June 30, 2003	569 171	684.769	45.376	(414.408)	884.908

Balance as of December 31, 2001	569,171	684,769	42,388	(30,793)	1,265,535
Balance adjustment at the beginning of the year				7 604	7 604
Modified balance as of December 31, 2001	569,171	684,769	42,388	(38,397)	1,257,931
Approved by resolution of Shareholders’ Meeting held on April 30, 2002: - Transfer to other receivables to be compensated with future earnings	—	—	—	14,955	14,955
Net loss for the period	—	—	—	(720.435)	(720.435)

Balance as of June 30, 2002	569,171	684,769	42,388	(743,877)	552,451

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	June 30,
	2003	2002
	Thousands of $
	(unaudited)
Cash from operating activities
Net income (loss) for the period	98,944	(720,435)
	51,186	65,602
	57,596	(205,900)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation of fixed assets	40,103	37,363
Amortization of intangible assets	2,057	2,269
Net book value of fixed assets retired	994	19,825
Allowance for doubtful accounts	2,686	21,499
Allowance for inventory obsolescence	202	221
Contingencies reserve	1,267	—
Materials consumed	1,365	544
Financial cost tax	—	(109)
Financial, holding and exposure to inflation results (not providing or using funds)	5,377	51,426
Exchange (income) loss	(210,786)	792,305

Charges in assets and liabilities
Trade receivables	(27,590)	(36,818)
Other receivables	121	(1,040)
Inventories	(433)	(682)
Accounts payable	15,084	4,496
Payroll and social security	(627)	(4,318)
Taxes payable	(4,827)	(4,117)
Other liabilities	2,342	1,718
Interest payable and other	(1,578)	(219)
Contingencies reserve	(1)	(24)

Net cash provided by operating activities	33,482	5,249

Cash used in investing activities
Increase in fixed assets	(7.185)	(12.469)

Net cash used in investing activities	(7.185)	(12.469)

Increase (decrease) in cash and cash equivalents	26,297	(7,220)
Cash and cash equivalents at the beginning of the year	88,686	16,638

Cash and cash equivalents at the end of the period	114,983	9,418

Notes 1 to 15 and Exhibits A, B, C, D, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE PERIODS ENDED

JUNE 30, 2003, DECEMBER 31, 2002 AND JUNE 30, 2002

NOTE 1—THE COMPANY’S BUSINESS

MetroGAS S.A. (the “Company” or “MetroGAS”), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. (“GdE”) (an Argentine Government-owned enterprise) was completed.

The Argentine Government, by Executive Decree No. 2,459/92 dated December 21, 1992, granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a period of 35 years from the Takeover Date (December 28, 1992), plus an optional renewal period of 10 years under certain conditions (the “License”).

As further described in Note 2, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2—THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY’S ECONOMIC AND FINANCIAL CONDITION

Argentina is immersed in a complex economic situation, the main features of which are high external indebtedness, the financial system crisis and an economic recession, which has led, mainly until the end of 2002, to a significant fall in demand for goods and services, a significant rise in unemployment levels and the deterioration of the Government’s ability to meet its obligations. This situation resulted in the Argentine Government declaring the suspension of foreign debt service payments at the end of the year 2001.

In order to face up to the crisis the country is undergoing, in December 2001 the Government adopted a number of measures which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The situation described above produced, principally during 2002, a significant and uneven increase in the various economic indicators, i.e., the exchange rate, the wholesale price index (which was used to restate the financial statements) and specific rates applicable to certain goods and services related to the Company’s business. These facts affect the comparability of the financial statements, which should be read in light of these circumstances.

The following are some of the measures adopted by the Government, which are still in force as of the date of issuance of these financial statements and their effect on the economic and financial position of the Company.

Exchange regime

On February 8, 2002, the Government issued Executive Order No. 260/02 providing that after February 11, 2002 all foreign currency exchange transactions, must be affected in a single free exchange market at rates agreed between the parties, and in accordance with Argentine Central Bank regulations.

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of $1 per U.S.$1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient (“CER”) and an interest rate from February 3, 2002. As of June 30, 2003, the financial debt of MetroGAS, to be valued as described above, amounted to U.S.$44,073 thousand.

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set as the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be reexpressed in pesos on a $1=U.S.$1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account of the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of services and the contractually required investment programs; (c) the interest of users as well as service access conditions; (d) the safety of the systems involved; and (e) company profitability.

Based on the above-mentioned events, the recovery of receivables resulting from the deferral of the invoicing of tariff adjustments according to the variation in the US producer price index (PPI) during the years 2000 and 2001 became in doubt. These receivables had been booked based on the Company’s prevailing rights arising from the license agreed to with the Government and ratified by an Executive Order, which had guaranteed collection through the adjustment of future tariff (see Note 8.3).

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the “Renegotiation Committee”), the members of which were appointed by Executive Order No. 370/02 of February 22, 2002 and include a consumer representative. The Renegotiation Committee is to provide advice and assistance to the Economy Ministry which was required to submit a renegotiation proposal or termination recommendation to the Government within 120 days of the effective date of Executive Order No. 293/02, for subsequent submission to the competent bicameral committees of Congress.

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company’s and its investors’ rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative, a copy of the documentation filed by the licensee companies and allows him to participate in the meetings in which technical matters are discussed. The Economy Ministry has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Government. Any claim filed by the concessionaire outside the renegotiation process shall amount to its automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Executive Order No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

For breach of contract cases, the Control Agency shall initiate the related proceedings, and the Renegotiation Committee shall act only where such breach of contract is related to the emergency measures established after the Emergency Law was passed.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the Economy Ministry to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1834/02 was published on September 17, 2002 and is valid through December 31, 2003, the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by the utility companies involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

Executive Order No. 1839/02, also published on September 17, 2002, is to be effective as from expiration of the period established by Executive Order No. 293/02 and provides a 120-business day extension of the term for the Economy Ministry to submit the proposals for contract renegotiation to the Government.

The Economy Ministry convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Two days before that date, upon request of the Ombudsman of the City of Buenos Aires and certain consumer organizations, a federal trial administrative court issued a preliminary injunction ordering the suspension of the public hearings until they are included in the overall renegotiation process. The Government appealed the preliminary injunction.

While MetroGAS is a participant in the renegotiation process provided for by the Emergency Law, it has exercised the rights granted by section 46 of the Gas Act (Law 24,076) to licensee companies to demand from their control body Ente Nacional Regulador del Gas (“ENARGAS”) an emergency extraordinary tariff adjustment on the basis of “objective and justified circumstances” as an interim measure until the emergency period is over. The legal basis for such request is that the Gas Act, which is in full force and effect, contains mechanisms (including public hearings) to justify an adjustment of this nature. ENARGAS summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Such hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the City of Buenos Aires and certain consumer organizations.

On December 3, 2002, the Government issued Executive Order No. 2,437/02 re-adopting provisional adjustments to gas and electric utility tariffs, which was complemented by a Resolution from ENARGAS.

On December 10, 2002, a judge granted a preliminary injunction requested by the Ombudsman of the City of Buenos Aires ordering suspension of the effects of Executive Order No. 2,437/02 for consumers in Buenos Aires. On December 12, 2002, another preliminary injunction requested by the National Ombudsman was granted in another court ordering the suspension of the above-mentioned Executive Order for all consumers.

On January 24, 2003, the Government issued Executive Order No. 120/03 authorizing the Government provisionally and until the termination of the renegotiation of the public service licenses to revise, adjust or modify public utility tariffs in order to assure users of continued, secure and satisfactory service.

Similarly, on January 30, 2003, the Government issued Executive Order No. 146/03 authorizing a “provisional” tariff increase for gas and electric services effective the date of publication of such Executive Order. Such Executive Order provided for the same percentage increases in tariffs and for the same so-called “social tariffs” as were established by Executive Order No. 2,437/02.

On February 3, 2003 through Resolution No. 62/03, the Ministry of Economy extended the term granted to the Renegotiation Committee for 60 days.

On February 27, 2003 the courts granted the preliminary injunction requested by the National Ombudsman and the Consumer Associations and ordered the suspension of the tariff increase provided for by Executive Order No. 146/03.

In March 2003, MetroGAS requested the Economy Minister, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution ME 20/2002. The Minister of Economy responded MetroGAS’ note confirming that the renegotiation process was still in progress.

Before the assumption of the new president, Nestor Kirchner, MetroGAS sent a note with a summary of the Company’s participation in the different stages of the renegotiation process until that date.

The new administration that took office on May 25, 2003 signed Decree No. 311 that created a new Renegotiation Committee of public utility contracts, and has sent a bill to Congress that seeks to extend Decree No. 1834/02 until December 31, 2004. As of the date of the issuance of this document it is not possible to predict the final results of the renegotiation process.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of the effective date of the Emergency Law, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, the Emergency Law provides for conversion into pesos of all obligations at an exchange rate of $1 per U.S.$1 (or at an equivalent exchange rate for other currencies). Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company was a party to a number of such contracts, the most material of which are for the purchase of natural gas and are essential to permit the Company to serve its customers. Although negotiations have begun with gas producers to modify such contracts, it is not possible to predict their outcome. Nevertheless, the application of pass-through methodology would guarantee a tariff increase equal to the increase in costs.

Deferral of the exchange losses deduction for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of $1.4 per U.S.$1.0 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the financial statements as of June 30, 2003 as stated in Note 3.2.k).

Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. As from January 1, 2002 and in accordance with generally accepted accounting principles and control body requirements, financial statement should be restated for inflation, considering that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos as of such date.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements for fiscal years/periods ending as from that date should be stated in nominal currency. Consequently, according to Resolution No. 441, issued by National Securities Commission in Argentina (“CNV”), the Company discontinued the restatement for inflation of its financial statements effective March 1, 2003 (see Note 3.1.).

Impact on the Company’s financial and economic position

The provisions of the Emergency Law modify the rules of the Regulatory Framework applicable to the transportation and distribution of natural gas (principally rules providing for tariffs to be calculated in US dollars and stated in pesos and for tariff adjustments by reference to international indexes).

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of “legal security” at the federal level (Law No. 24,076 and its regulations) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This structure was based on a currency board system, dollar-denominated tariffs and tariff adjustments on the basis of international indexes.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, leading to legal uncertainty that makes it impossible for the Company to invest and carry on its business. Remedying these problems goes well beyond the scope of the renegotiation process.

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatization process be respected.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial debt (see Note 9).

The circumstances above described, have been considered by MetroGAS’ Management in performing the significant accounting estimates included in these financial statements corresponding to the recoverable value of non-current assets. Accordingly, the Company’s management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company’s management has considered the effect of expected tariffs changes, as well as certain adjustments to the Company’s operating costs to recompose its economic and financial equation. Actual results could differ from those estimates.

The Company’s action plan

The Company’s management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

•	To begin the review process in connection with the renegotiation of the License;

•	To prepare a detailed list of contractual obligations payable and receivable in order to assess the level of the Company’s legal, economic and financial exposure and to determine an action plan for renegotiating and modifying contracts in light of the current situation;

•	To undertake a plan for reducing investments and expenses without thereby affecting the Company’s obligation and ability to provide normal and reliable service to its customers;

•	To maintain strict financial control in order to adjust financial expenditures to internally generated funds until financial system liquidity is restored;

•	To secure any necessary tax advice in order to make the best possible use of tax loss carryfowards arising out of the impact of the emergency on the Company’s results; and

•	To retain international financial advisors to develop a comprehensive plan to restructure all of the Company’s financial indebtedness (see Note 9).

The impact of the measures adopted by the Government on the Company’s financial statements as of June 30, 2003 has been calculated on the basis of projections and estimates made by MetroGAS’ management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company’s financial statements may not reflect all adjustments that could result from these conditions. It is not possible to predict the evolution of the Argentine economy, the outcome of the renegotiation of the License or of contracts (including debt obligations) denominated in US dollars or other foreign currencies or their consequences on the Company’s financial and economic position. Accordingly, any decisions made on the basis of these financial statements should take account of the foregoing and the financial statements should be read in light of such uncertainties.

NOTE 3—SUMMARY OF ACCOUNTING POLICIES IN ACCORDANCE WITH GENERAL RESOLUTION No. 368 OF THE CNV

The Company has prepared these financial statements in accordance with generally accepted accounting principles in Argentina (“PCGA”) established by the Federation of Professional Councils of Economic Science (“FACPCE”) and approved by the Professional Council in Economic Science of the Autonomous City of Buenos Aires (“CPCECABA”), with the modifications established by the CNV. Figures are expressed in thousands of Argentine pesos.

These accounting rules are consistent with those applied in the previous fiscal year.

On December 21, 2001, CPCECABA passed Technical Resolutions No. 16 through 20. These Resolutions and their amendments became effective for fiscal years beginning after July 1, 2002, with the exception of Technical Resolution No. 20, which was effective for fiscal years beginning on January 1, 2003.

Furthermore, in January 2003, through General Resolution 434/03, CNV adopted the technical resolutions mentioned above, included some amendments and established its compulsory application for fiscal years beginning after January 1, 2003.

The main modifications introduced by the new Technical Resolutions that have generated significant effects on the Company’s financial statements are the following:

(a)	Adoption of an accounting model in which the Company’s intention prevails with a view to defining valuation criteria used. Within this context, only assets held for sale have been valued at fair value. Furthermore, credits and liabilities have been generally recorded at their discounted values.

(b)	Establishment of guidelines for recognizing, measuring and disclosing charges for labor costs.

(c)	Incorporation of new disclosure requirements, including, segment information, earnings per share and comparative information to be disclosed.

The following chart summarizes prior years’ adjustments resulting from the application of the new accounting standards:

Concept	Effects on unappropriated retained earnings at the beginning of the year	Effect on the net income as of June 30, 2002
	Thousands of $	Thousands of $
Valuation of receivables at discounted values	(1,628)	—
Recognition of liabilities for labor costs	(2,832)	775

Total	(4,460)	775

The accompanying financial statements for the six-month periods ended June 30, 2003 and 2002 are unaudited. The Company’s management considers that all relevant adjustments to fairly disclose the results of each period have been included.

3.1. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. Since January 1, 2002, and in accordance with generally accepted accounting principles and control body requirements, the

Company resumed inflation accounting, considering that accounting measurements restated for inflation up to August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos of such latter date.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements for fiscal years ending after that date should be stated in nominal Argentine pesos. Consequently, according to Resolution No. 441, issued by CNV, the Company discontinued the restatement for inflation of its financial statements effective March 1, 2003. This criterion does not agree with current professional accounting rules.

Accordingly, conversion factors derived from the internal wholesale price index (“IPIM”), issued by the National Institute of Statistics and Census (“INDEC”), have been used. The accumulated inflation rate from January 1, 2002 to February 28, 2003, amounted to 120% in accordance to the above-mentioned index.

Balances as of June 30, 2002 and December 31, 2002, disclosed in these financial statements for comparative purposes have been expressed in constant pesos as of February 28, 2003. Furthermore, those balances reflect the application of the new accounting standards as describe in Note 3.

According to current accounting rules, and since the Company’s operations are seasonal, balances as of June 30, 2002 and December 31, 2002 are included in the balance sheets for comparative purposes.

3.2. Valuation criteria

The preparation of the financial statements in conformity with generally accepted accounting principles requires Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

The principal valuation criteria used in the preparation of the financial statements are as follows:

a) Cash and deposits in banks

Amounts in Argentine pesos without adjustment clauses have been valued at nominal value.

b) Assets and liabilities in foreign currency

Amounts in foreign currency have been valued at nominal value translated at period-end exchange rates, except for:

–	Financial debts in foreign currency owed to financial institutions in the Argentine financial system which have been converted into pesos at a rate of $1 per U.S.$1 (as described in Note 2), including accrued interest through the end of the period, if applicable; and

–	Accounts payable in foreign currency that are under renegotiation and have been converted into pesos at a rate of $1 per U.S.$1.

c) Investments

Treasury bills (“Patacones”) issued by Buenos Aires Province and bills issued to cancel Buenos Aires Province obligations (“Lecops”) have been valued at face value (see Note 5) as they are used to cancel taxes payable and other liabilities with suppliers at nominal value.

Government bonds (“BODEN”) have been valued at fair market value at the end of each period.

d) Trade receivables, other receivables and liabilities

Trade receivables include accrued but unbilled services as of the end of each period. Trade receivables are stated net of the allowance for doubtful accounts, which is based on the Company’s estimates of collections.

Trade receivables, other receivables and liabilities are stated at their nominal value including, accrued interest at the end of the period, if appropriate. The outstanding balance obtained by applying this criterion does not differ significantly from the accounting valuation obtained by calculating the discounted value of the respective assets and liabilities, using the applicable internal rate of return at inception.

e) Other receivables and liabilities not included in d) above

Other receivables and liabilities not included in d) above have been stated at present value on the basis of the amounts expected to be collected or paid discounted by using the interest rate for savings accounts published by Banco de la Nación Argentina effective at inception, except for deferred income tax assets and liabilities, which have been stated at nominal value as required by CNV rules. This criterion does not agree with the accounting policies in effect in the Autonomous City of Buenos Aires, which requires these balances to be discounted.

f) Other receivables in kind

Other receivables in kind have been valued based on the replacement cost at the end of the period of goods or services to be received.

g) Inventories

Materials to be disposed have been valued at their estimated net realizable value.

Warehouse materials is valued at its weighted average price since July 1998 as a result of the change of the accounting system. Those values do not differ significantly from replacement costs at June 30, 2003 and 2002 and December 31, 2002. These are net of the allowance for inventory of materials that is based on estimations made by the Company.

Values obtained, net of the allowance for obsolescence, do not exceed their recoverable values estimated at the end of the period.

h) Fixed assets

The value of fixed assets received at the Takeover Date is based on the aggregate transfer value specified in the Transfer Agreement, which was the equivalent of the shareholders’ contributions less liabilities assumed. This value has been restated for inflation as described in Note 3.1.

On the basis of special work performed by independent experts, the aggregate transfer value mentioned above has been assigned to the transferred assets based on their respective fair values. The Company has determined the remaining useful life of those assets based on the type and current condition of, and the renewal and maintenance programs for, those assets.

Assets acquired or constructed after the Takeover Date were valued at their acquisition cost restated in constant Argentine pesos as described in Note 3.1 except for distribution networks constructed by third parties (several associations and cooperative organizations). As established by ENARGAS, these distribution networks are valued at the amounts equivalent to specific gas cubic meters.

Fixed assets are depreciated under the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives.

The Company capitalized the net cost of external financing of construction work in “Fixed assets” until such construction is ready to be put into service. As mentioned in Note 9, the capitalized interest during the periods ended June 30, 2003 and 2002 amounted to $704 thousand and $3,240 thousand, respectively and during the year ended December 31, 2002 amounted to $3,981 thousand.

During the periods ended June 30, 2003 and 2002 the Company capitalized $1,626 thousand and $3,133 thousand, respectively, and $5,115 thousand for the year ended December 31, 2002, corresponding to the portion of operating costs attributable to the planning, execution and control of investment projects to increase the reliability and safety of the system as well as its expansion.

Pipeline gas inventories have been valued at their respective acquisition costs restated for inflation, according to note 3.1.

Warehouse material has been valued at weighted average price since July 1998 as a result of the change of accounting system.

Aggregate fixed assets value does not exceed its recoverable value.

i) Intangible assets

Intangible assets as of June 30, 2003 represent costs incurred in connection with financial advisory contracted to develop a comprehensive plan to restructure all of the Company’s financial indebtedness. At June 30, 2002 and December 31, 2002, intangible assets consisted of costs incurred in connection with the issuance of debt pursuant to the Company’s Global Negotiable Obligations Program and certain projects related to future income generation, which are fully amortized at June 30, 2003.

j) Severance indemnities

Severance indemnities are expensed when paid.

k) Income tax

The Company records income tax using the deferred income tax method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement and their respective tax bases. Deferred tax assets arise principally from income tax loss carryfowards and for the tax treatment due to the exchange difference generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system. Deferred tax liabilities arise principally from temporary differences between book values and tax basis of fixed assets and intangible assets, basically for the different amortization criteria and the treatment of certain financial results (interests, exchange difference and restatement for inflation), capitalized in such items.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred tax assets

	Estimated loss carryfoward	Allowances	Financial debt	Others	Valuation allowance	Total
	Thousands of $
Balances as of December 31, 2002	302,590	9,398	42,342	4,614	(156,355)	202,589
Charges to statement of operations	(63,309)	(1,102)	(10,247)	8,346	7,200	(59,112)

Balances as of June 30, 2003	239,281	8,296	32,095	12,960	(149,155)	143,477

Deferred tax liabilities

	Fixed assets	Others	Total
	Thousands of $
Balances as of December 31, 2002	(12,744)	(354)	(13,098)
Charges to statement of operations	304	(181)	123

Balances as of June 30, 2003	(12,440)	(535)	(12,975)

At December 31, 2002, the Company recorded a deferred tax asset amounting to $302,590 thousand arising from the tax loss carryforwards originated in fiscal year 2002. Such carryforward is available to offset taxable income for future years, expiring in 2007.

The realization of deferred income tax assets, including the above-mentioned tax loss carryfowards, depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities; tax planning and taxable income projections based on its best estimates as stated in Note 2.

Based on these projections, MetroGAS has recorded a valuation allowance against these deferred tax assets amounting to $149,155 thousand and $156,355 thousand at June 30, 2003 and December 31, 2002, respectively.

Net deferred tax assets at June 30, 2003 and December 31, 2002 according to the information included in the above tables amounted to $130,502 thousand and $189,491 thousand, respectively.

The table below shows a reconciliation between the income tax charge included in the statement of operations and the income tax resulting from applying the statutory income tax rate on the pre-tax income (loss) for the period.

	June 30,
	2003	2002
	Thousand of $
Income tax (benefit) expense calculated using the statutory rate over pre-tax income (loss)	54,789	(324,217)
Permanent Differences
Restatement for inflation	9,662	(95,409)
Non deductible expenses	345	(270)
Valuation allowance on deferred income tax assets	(7,200)	213,996

Income tax	57,596	(205,900)

l) Minimum presumed income tax

Law No. 25,063 established minimum presumed income tax for the term of ten fiscal years as from the year ended December 31, 1998. This tax complements the income tax, as it implies a minimum tax on potential income on certain operating assets at a 1% rate and the fiscal obligation will be the higher of both taxes. However, if the minimum presumed income tax exceeds the income tax, in one fiscal year, the amount in excess would be taken as advanced payment of the income tax over the minimum presumed income tax for the following ten years. The Company recorded a credit balance for the minimum presumed income tax at the end of the period, which is disclosed within “Other receivables”, as the Company estimates this amount will be offset against future income tax obligations.

m) Allowance for contingencies

The Company recorded an allowance to provide for possible labor and commercial contingencies, as well as various risks that could result in obligations for the Company. To estimate these amounts and the probability of occurrence, the opinion of the Company’s legal advisors has been considered. Furthermore, insurance coverage contracted by the Company has also been taken into account. As of the date of issuance of these Financial Statements, the Company’s management believes there are no elements to determine that other contingencies may occur and impact negatively MetroGAS’ financial condition.

n) Shareholders’ equity accounts

These accounts have been restated in constant Argentine pesos as mentioned in Note 3.1., except for the “Capital stock” account which has been maintained at its original amount. The related adjustment required from January 1, 2002 to February 28, 2003 has been disclosed in “Adjustment to capital stock”.

o) Revenue recognition

The Company recognizes revenues on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each period. The amounts effectively delivered have been determined based upon the volumes of gas purchased and other historical data.

p) Statements of operations accounts

These accounts have been restated in constant Argentine pesos as of February 28, 2003, as follows:

–	Accounts reflecting monetary transactions throughout the period (net sales, operating costs, administrative and selling expenses and other losses net) have been restated in February 28, 2003 constant Argentine pesos, by application to the original value the conversion factor corresponding to the month when the transaction occurred.

–	Income charges related to non-monetary assets valued at restated cost (depreciation of fixed assets and amortization of intangible assets) have been computed based on the restated amounts of such assets.

–	Holding results on inventories which are valued at replacement cost are stated net of the effect of each period’s inflation on such inventories and have been disclosed in the Statements of operations in “Financing and holding results from assets”.

–	Financing results (interest, exchange gains/losses) have been disclosed net of the effect of inflation of the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in “Results from exposure to inflation”.

3.3. Basic and diluted Earnings and (Losses) per share

Basic and diluted losses and earnings per share were calculated on the basis of weighted average shares outstanding at June 30, 2003 and 2002, which amounted to 569,171,208. The Company does not have any outstanding instrument with a potential dilutive effect; consequently both of these ratios are equal.

3.4. Financial instruments

As of June 30, 2002 the Company used a financial instrument to manage its exposure to fluctuations in the euro exchange rate. As stated in Note 9, this instrument was a future foreign currency purchase agreement. The corresponding amounts payable are disclosed within “Current financial debt” and the related charges are included in “Financial and holding results”. As of June 30, 2003 the Company had terminated such instruments.

MetroGAS has not used any other financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

The Company does not use financial instruments for trading or speculative purposes.

3.5. Industry segment information

The Company operates exclusively in the rendering of public natural gas distribution service. The rest of the activities do not qualify as segments to be presented individually under the guidelines of Technical Resolution 18 of FACPCE.

NOTE 4—ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

	June 30 2003	December 31 2002	June 30 2002
	Thousands of $
Assets
Current assets
a) Cash and deposits in banks
Cash	11	122	100
Banks	107,848	83,776	3,953
Collections to be deposited	4,682	1,112	3,167

	112,541	87,010	7,220

b) Investments
Government Securities (Exhibit C)	2,442	1,676	2,197
Saving account deposits (Exhibit D)	—		1

	2,442	1.676	2,198

c) Trade receivables, net
Trade accounts receivable	131,356	118,215	149,175
Unbilled revenues	52,407	34,491	86,841
Change in turnover tax for Province of Buenos Aires (Note 15.1.)	3,582	3,337	3,580
Patagonia Subsidy	1,186	1,189	—
Tax on banking transactions to be recovered	5,217	8,873	—
Allowance for doubtful accounts (Exhibit E)	(62,580)	(60,341)	(55,010)

	131,168	105,764	184,586

d) Other receivables
Affiliated companies (Note 6 a))	20	—	38
Other advances	1,644	1,647	11,650
Take-or-pay to be recovered	6,721	2,583	21,015
Other receivables	896	1,310	870
Insurance and other prepaid expenses	1,369	3,572	392

	10,650	9,112	33,965

e) Inventories, net
Available for sale materials	14,603	15,764	17,648
Warehouse materials	1,445	2,222	1,397
Allowance for inventory obsolescence (Exhibit E)	(560)	(458)	(506)

	15,488	17,528	18,539

Non-current assets
f) Trade receivables
Change in turnover tax for Province of Buenos Aires (Note 15.1.)	3,963	5,281	7,291
Easements to be recovered	—	—	2,934

	3,963	5,281	10,225

g) Other receivables
Deferred income tax assets	130,502	189,491	196,924
Receivables for dividends distributed in advance	2,245	2,358	2,296
Receivables for dividends distributed in advance with affiliated companies (Note 6 b))	5,239	5,501	5,359
Receivables for minimum presumed income tax	8,591	8,289	—
Sundry	268	428	—

	146,845	206,067	204,579

	June 30, 2003	December 31, 2002	June 30, 2002
	Thousands of $
Liabilities
Current liabilities
h) Accounts payable
Gas and transportation	40,324	28,623	52,895
Other purchases and services	9,846	14,113	12,744
Affiliated companies (Note 6 c))	12,591	6,970	11,773

	62,761	49,706	77,412

i) Financial debt
Overdrafts with foreign financial institutions (Note 9) (Exhibit G)	140,000	169,748	214,276
Overdrafts with Argentine financial institutions (Note 9)	63,473	62,372	61,926
Negotiable bonds (face value) (Note 9) (Exhibit G)	997,584	1,172,395	895,106
Derivative financial instrument (Note 9) (Exhibit G)	—	—	(60,180)
Interest and other prepaid expenses	—	(27)	(105)
Interest and other expenses payable to foreign financial institutions (Note 9) (Exhibit G)	68,297	25,030	79,209
Interest and other expenses payable to Argentine financial institutions (Note 9)	3,797	1,257	1,626

	1,273,151	1,430,775	1,191,858

Non-current liabilities
j) Financial debt (Note 9) (Exhibit G)
Negotiable bonds (face value)	—	—	557,119

	—	—	557,119

	June 30,
	2003	2002
	Thousands of $
Statements of Operations
k) Net sales
Gas sales	242,283	336,106
Transportation and distribution services	31,193	48,664
Processed natural gas sales	8,414	10,069

	281,890	394,839

l) Financing and holding results from assets
Results from exposure to inflation	(2,449)	(183,634)
Holding results	(2,848)	(17,500)
Interest	6,899	6,146
Exchange (loss) gains	(11,024)	585

	(9,422)	(194,403)

m) Financing and holding results from liabilities
Results from exposure to inflation	738	88,873
Holding results	(1,159)	35,635
Others (Exhibit H)	159,355	(860,560)

	158,934	(736,052)

NOTE 5—BREAKDOWN OF DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables is as follows:

	June 30, 2003	December 31, 2002	June 30, 2002
	Thousands of $
5.1. Investments
- Becoming due
under 3 month	2,442	1,676	2,198

Sub-total	2,442	1,676	2,198

Total	2,442	1,676	2,198

5.2. Receivables
- Past due
under 3 months	2,722	7,724	15,126
from 3 to 6 months	2,471	4,598	5,231
from 6 to 9 months	3,183	2,504	5,765
from 9 to 12 months	3,062	2,829	5,799
from 1 to 2 years	12,641	11,384	7,131
more than 2 years	49,886	48.152	40,376

Sub-total	73,965	77,191	79,428

- Without due date	1,011	786	8,554

- Becoming due
under 3 months	122,107	82,743	176,116
from 3 to 6 months	2,553	7,196	3,315
from 6 to 9 months	2,462	4,098	2,091
from 9 to 12 months	2,300	3,203	4,057
from 1 to 2 years	2,740	2,636	3,900
more than 2 years	148,068	208,712	210,904

Sub-total	280,230	308,588	400,383

Allowance for doubtful accounts	(62,580)	(60,341)	(55,010)

Total	292,626	326,224	433,355

	June 30, 2003		December 31, 2002		June 30, 2002
	Thousands of $
5.3. Payables
- Past due
under 3 months	307,915		12,849		204,726
from 3 to 6 months	614		399,606		106,801
from 6 to 9 months	2,060		139,856		1,956
from 9 to 12 months	373,582		98,844		473
from 1 to 2 years	218,963		463		933
more than 2 years	1,284		1,717		875

Sub-total	904,418		653,335		315,764

- Without due date	414,262	(*)	470,493	(*)	9,910

- Becoming due
under 3 months	72,272		63,927		515,134
from 3 to 6 months	2,517		350,942		31,560
from 9 to 12 months	1,051		2,832		426,169
from 1 to 2 years	5,359		—		557,119
more than 2 years	—		3,721		—

Sub-total	81,199		421,422		1,529,982

Total	1,399,879		1,545,250		1,855,656

(*) As of June 30, 2003 and December 31, 2002 it includes financial debt corresponding to Series C Notes (see Note 9).

As of June 30, 2003, investments corresponded to “Patacones”, which accrue an annual interest rate of 7% and the Company has recorded these investments at their nominal value as they are used by the Company to cancel taxes payable and other liabilities with suppliers; “Lecops” which do not accrue interest and “BODEN” which accrued an annual interest rate of 1.35%. Pursuant to the terms of the License, in the case of invoices for services not paid at due date, the Company will be entitled to collect interest on late payment at a rate equivalent to 150% of the 30-day interest rate in local currency, collected by the Banco de la Nación Argentina, as from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified according to what is stated in Note 2.

The receivable corresponding to changes in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (see Notes 2 and 14).

NOTE 6—TRANSACTIONS AND BALANCES WITH AFFILIATED COMPANIES

Gas Argentino S.A. (“Gas Argentino”), as owner of 70% of the Company’s capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino and their affiliates. As of June 30, 2003, the shareholders of Gas Argentino were British Gas International B.V. (a wholly owned subsidiary of BG Group plc.) (“British Gas”) (54.67%) and YPF S.A. (“YPF”) (45.33%).

These financial statements include the expenses derived from the following transactions with affiliated companies:

•	Direct and indirect gas supply contracts with YPF.

•	Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).

•	Fees under the Manpower Supply Agreement with BG International Limited (member of British Gas holding).

•	Fees accrued under the Personnel Supply Agreement with BG Argentina S.A. (member of British Gas holding).

Significant transactions with affiliated companies are as follows:

	June 30,
	2003	2002
	Thousands of $
Gas purchases	18,835	27,945
Technical operator’s fees	257	1,141
Contingent Technical operator’s fees	1,959	2,090
Manpower supply	—	3,163
Personnel supply	632	—

The outstanding balances as of June 30, 2003, December 31, 2002 and June 30, 2002 from transactions with affiliated companies are as follows:

	June 30, 2003	December 31, 2002	June 30, 2002
	Thousands of $
Current Assets
a) Other receivables
BG International Limited	20	—	38

	20	—	38

Non Current Assets
b) Other receivables
Gas Argentino	5,239	5,501	5,359

	5,239	5,501	5,359

Current Liabilities
c) Accounts payable
BG International Limited	2,478	3,301	5,162
YPF	10,113	3,669	6,611

	12,591	6,970	11,773

Non Current Liabilities
d) Accounts payable
BG International Limited	5,359	3,721	—

	5,359	3,721	—

NOTE 7—RESTRICTED ASSETS

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as “Essential Assets” for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The net book value of the Company’s property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (See Note 8.1.).

NOTE 8—REGULATORY FRAMEWORK

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules (“Pliego”), the Transfer Agreement and the License establishes the Regulatory Framework for the Company’s business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of capital stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS’ jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called “price cap with periodic review” methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company’s tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company’s costs of purchasing and transporting gas.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company’s performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the net book value of specified assets of MetroGAS or the proceeds, net of costs and taxes, paid by the successful bidder in a new competitive bidding process (see Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner, which obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

8.2. “K” Investment Factor

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company’s compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the “K” Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the “K” Investment Factor, maintaining that ENARGAS did not apply the “K” Investment Factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS’ tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the first six-months of 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-month period beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six-months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through June 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court. It is not possible to predict when the Court will rule on this matter.

As a result of (i) the Argentine financial crisis (see Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company’s control.

In view of the current scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the “Extraordinary Loss” item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company’s activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these financial statements is pending.

8.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS in the following circumstances:

–	Serious and repeated failure by the Company to meet its obligations.

–	Total or partial interruption of noninterruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

–	Sale, assignment or transfer of the Company’s essential assets or encumbrances thereon without ENARGAS’ prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

–	Bankruptcy, dissolution or liquidation of the Company.

–	Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS’ prior authorization) or giving up the License, other than as permitted therein.

–	Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS’ prior authorization.

The License stipulates that the Company may not assume the debts of Gas Argentino or grant loans to, encumber assets to collateralize debt of, or grant any other benefit to creditors of, Gas Argentino.

NOTE 9—FINANCIAL DEBT

The following table sets forth a breakdown of the Company’s Financial Debt as of June 30, 2003 and 2002, indicating the average interest rates and maturity date for each credit line:

	June 30,
	2003		2002
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity
Medium-Term Negotiable Obligations
1998 Global Program:
Series A	9 7/8%	04/01/2003	9 7/8%	04/01/2003
Series B	7.375%	09/27/2002	7.375%	09/27/2002
Series C	Libor + 3.25%	05/07/2004	Libor + 3.25%	05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	8.00%	03/25/2002
Overdrafts with foreign financial institutions	7.94%-11.26%	02/19/2002– 06/14/2002	7.94%-11.26%	02/19/2002– 06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the periods ended June 30, 2003 and 2002 are as follows:

	June 30,
	2003	2002
	Thousands of $
- Nominal financial cost	51,890	68,843
- Net financial results of other debts	3	65

Total interest	51,893	68,908
- Capitalized interest (Note 3.2.h))	(704)	(3,240)

Total interest charged to the results of operations	51,189	65,668

1998 Global Program:

At the Extraordinary Shareholders´ Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing simple non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to U.S.$600 million (or the equivalent in other currencies or currencies combination) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued U.S.$100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange (“BCBA”) on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately U.S.$94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company had entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interests cancellation date and the maturity date of the Series. Such agreement was cancelled during 2002 as mentioned below.

On May 7, 2001, MetroGAS issued U.S.$130 million Series C Notes, out of which U.S.$115 million were placed at the moment of the issuance and the remaining U$S 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company’s license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to “Rueda reducida” trading (a special screen for companies experiencing certain adverse financial conditions) due to the above-mentioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and U.S.$100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Due to the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation. At the date of issuance of these financial statements the Company had not received notice from the holders in this regard.

In response to MetroGAS’ creditors request, that the Company launch a debt restructuring in advance of definitive contractual renegotiations with the Argentine Government, the Company intends to develop and propose to its financial creditors a comprehensive plan to restructure all the Company’s financial indebtedness.

MetroGAS has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the Company with the development of such restructuring plan.

MetroGAS executed an early termination of the future euro purchase agreement referred to above. The Company used the funds it received upon such termination to make, on August 12, 2002, an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002, In addition, the Company paid interest accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors being treated equitably with respect to the total amount paid.

As it has been over one year since the License re-negotiation process formally started with the Government with no success and the creditors have requested the Company to complete a restructuring of its financial liabilities regardless of the final outcome of the License re-negotiation, MetroGAS has decided to adopt a prudent position and has classified the entire financial debt as current in its financial statements as of December 31, 2002, although none of the Company’s creditors has requested the early settlement of the Company’s financial debt.

NOTE 10—CAPITAL STOCK

As of June 30, 2003, the Company’s capital stock totaled $569,171 thousand, all of which is fully subscribed, paid-in and registered.

The most recent capital increase of $56,641 thousand was approved by the Shareholders at the Extraordinary Shareholders’ Meeting held on March 12, 1997. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company’s capital stock, 20% of the Company’s capital stock was distributed in an initial public offering as specified below and 10% of the Company’s capital stock is held by the Employee Stock Ownership Plan (Programa de Propiedad Participada or “PPP”) (see Note 13).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company’s capital stock it held, represented by 102,506,059 Class B Shares.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company’s outstanding shares at such date. The Class B Shares offered in the United States are represented by American Depositary Shares (“ADSs”) and were registered with the SEC. The Class B Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange (“NYSE”), respectively.

The Company is required to keep in effect the authorization to offer the Company’s capital stock to the public and the authorization for the shares to be listed on the Argentine Republic’s authorized securities markets for a minimum period of 15 years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company’s shareholders’ equity will require prior authorization by ENARGAS.

NOTE 11—RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution No. 195 of the CNV, 5% of the Company’s net income for the year plus (less) prior year adjustments must be transferred to the Company’s Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to capital stock.

The Company’s by-laws provide for issuing a Profit Sharing Bonus, equivalent to 0.5% of the Company’s net income, to be paid annually to all the Company’s employees (see Note 13).

Additionally, the Company is prohibited by the terms of its Series C Notes (see Note 9) from paying dividends during the continuation of an event of default thereunder.

NOTE 12—LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS’ equity.

In addition, the Company’s By-laws provide that ENARGAS’ approval must be obtained prior to the transfer of the Class A shares (representing 51% of capital stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

–	The sale covers 51% of MetroGAS’ capital stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS’ equity by another company,

–	The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

–	The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner’s shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 13—EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, established that 10% of the capital stock represented by Class C shares was to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class C Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company’s By-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. (see Note 11).

Participants in the PPP purchased their shares from the Government for $1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class B shares. The decision to convert Class C Shares to Class B Shares must be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the By-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14—LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required to provide its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

As a consequence of the Emergency Law provisions (see Note 2), the Company has begun renegotiations with gas producers. At the date of issuance of these financial statements it is not possible to predict their outcome.

Under different long-term contracts with YPF, Perez Companc, Total Austral/Pan American Energy/Wintershall Energía joint venture and other producers of Tierra del Fuego, Neuquén and Santa Cruz Provinces, the Company is entitled to purchase a major portion of its natural gas needs. This is set forth in the table below:

	Volumes –Daily averages for the years
	2003	2004	2005	2006
MMCM/d (1)	11.3	7.1	5.3	2.1
MMCF/d (2)	399.1	250.0	187.0	73.8

According to the long-term contract provisions, the minimum natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken (“take-or-pay amounts”) are also set forth in the table below:

	Volumes –Daily averages for the years
	2003	2004	2005	2006
MMCM/d (1)	8.4	4.8	3.7	1.3
MMCF/d (2)	395.1	168.2	130.5	47.5
Amount committed/year (3)	148.6	80.5	66.8	23.7

(1) Millions of cubic meters per day

(2) Millions of cubic feet per day

(3) Millions of dollars. As a consequence of the Emergency Law gas purchased as from January 2002 has been valued at a $1= U.S.$1 conversion rate. Gas purchased from May 2002 to September 2003 has been valued according to the provisory values used by the ENARGAS to determine the tariffs. Since October and up to the end of these agreements terms, prices have been considered at a $1= U.S.$1 conversion rate.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company’s service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). Management does not consider it likely that the Company will incur in a material take-or-pay liability for volumes of gas not taken as of June 30, 2003.

14.2. Gas transportation

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions (see Note 2) applicable to utility services, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2004 and 2016, with Transportadora de Gas de Sur S.A. (“TGS”), Transportadora de Gas del Norte S.A. (“TGN”) and other companies, which provide for firm transportation capacity of 22.8 MMCM per day, considering the transportation capacity contracted as of June 30, 2003.

The Company is obligated to pay approximately $362,390 thousand for the entire period between 2003 and 2004; $459,990 thousand for the entire period between 2005 and 2007 and $979,480 thousand for the entire period between 2008 and 2016, for firm transportation capacity under such contracts.

14.3. Gas delivery commitments

In order to compete with fuel oil as an alternative energy source for power plants and to prevent the bypass of its distribution system by major customers, MetroGAS has agreements with certain dual-fuel power plants whereby it commits to deliver during the winter months minimum volumes of gas on an interruptible basis. If minimum volumes are not met, MetroGAS is required to refund the excess of fuel oil price over gas prices on undelivered volumes and on an energy-equivalent basis.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of British Gas holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of U.S.$3,000 thousand or 7% of the amount obtained after subtracting U.S.$3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (see Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate $1 = U.S.$1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of $360 thousand, adjusted by CER (Fixed Management Fee) or 7% of Company Net Profits (Fee on Profits). The agreement establishes that from the fiscal year in which the Fee on Profits may be higher than $3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the above-mentioned clause will have no further effect and the Company shall pay, besides the ordinary Management Fee, an additional amount equivalent to the Fixed Management Fee of $3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. The accrued expenses resulting from this contract are disclosed in the Technical operator’s fees line in Exhibit H. Transactions and balances with affiliated companies related to this contract are described in Note 6.

NOTE 15—FISCAL AND LEGAL MATTERS

15.1. Transfer to tariff - Turnover Tax

On November 17, 1997, ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of $16,824 thousand. In addition the resolution established a term for the recovery of the above-mentioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of June 30, 2003, December 31, 2002 and June 30, 2002 the financial statements of the Company included a current receivable of $3,582 thousand, $3,337 thousand and $3,580 thousand and a non-current receivable of $3,963 thousand, $5,281 thousand and $7,291 thousand, respectively. Interest accrued at June 30, 2003 and 2002 amounts to $582 thousand and $685 thousand and has been recognized as financial and holding results from assets in the statements of operations for these periods.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS’ claim. On August 23, 2000 the Company filed an administrative recourse which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these financial statements, the claim made by MetroGAS was pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2. Stamp Tax

On April 4, 2001, the tax authorities of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to $48.1 million (including fines and interest).

Additionally, Neuquén asserted that MetroGAS is liable for stamp tax of $23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of Neuquén informed MetroGAS that it was liable for stamp taxes of $14.5 million with respect to Tacit Acceptance Contracts between several gas companies and MetroGAS that were executed after the privatization of Gas del Estado.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The Court upheld the request and instructed Neuquén not to collect the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of $148.2 million (including fine and interests). Accordingly, TGS filed a declaratory action against Rio Negro with the Supreme Court of Justice of Argentina and obtained an injunction. Consequently, Rio Negro has suspended all the collection proceedings until the final ruling is issued.

The tax authority of the province continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine Government’s responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of Gas del Estado.

ENARGAS has notified the Ministry of Economy and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by the Supreme Court of Justice of Argentina, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable.

15.3. Income Tax - bad debt deduction

On November 5, 2002, the Federal Tax Authority (“AFIP”) informed MetroGAS of the Ex-officio ruling that disallowed bad debt deductions on the Company’s Income Tax Returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of $854 thousand and $1,585 thousand, respectively.

The AFIP rejected the bad debt deduction which was determined by the Company based on the following indicators:

–	Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

–	Removal of the meter from the location of a customers which owed MetroGAS less than $1,000.

AFIP’s main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP’s determination to the Tax Court.

On December 3, 2002, executive order 2442/02 was published, replacing Article 136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements were established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor’s service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution 1457 of AFIP was published, establishing the amount in $1,500.

According to the above mentioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse.

15.4. Occupancy of public space levy and study, revision and inspection of works in public spaces levy.

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces (“Streets Work Agreement” or “SWA”) with the government of the City of Buenos Aires (“GCBA”). Pursuant to such agreement, the Company agreed to pay the GCBA $0.5 million per year, to compensate for street work inspection costs.

In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city’s annual budgets. That levy has been challenged by the public service companies and has not been paid.

From 2000 onwards, the GCBA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCBA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCBA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCBA sent MetroGAS a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for $5.2 million for 2000.

In addition, on December 2, 2002, the GCBA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of $7.7 million relating to the years 2000 and 2001. Subsequently the GCBA claimed unpaid amounts in connection with the study, revision and inspection of works in public spaces levy and the agreement entered into in 1997 for a total amount of $1.0 million. MetroGAS filed an administrative appeal against both claims.

On May 12, 2003, the GCBA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of $16.3 million, payable by the Company on May 31, 2003. MetroGAS filed an administrative appeal against this claim. In addition, the Company gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by its customers in the City of Buenos Aires of any amounts MetroGAS is required to pay as a result of these claims.

On July 11, 2003, the GCBA claimed the payment of the study, revision and inspection of works in public spaces levy for an amount of $0.08 million corresponding to May 2003. MetroGAS filed an administrative appeal against this claim.

MetroGAS has consistently denied legal validity for the occupancy of public space levy and insisted that the amount applicable for the study, revision and inspection of works in public spaces levy should be the one established in the SWA, which the Company paid regularly.

Notwithstanding the above, MetroGAS is continuing the negotiations with the GCBA on these matters.

15.5. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management’s opinion, the final resolution of these disagreements will not have material impact on the Company’s financial statements as of June 30, 2003.

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT A

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2003, 2002 AND THE FISCAL YEAR ENDED DECEMBER 31, 2002

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE 06-30-03
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD
								ANNUAL RATE	AMOUNT (2)	ACCUMULATED AT END OF PERIOD

Thousands of $
Land	17,501	—	—	—	17,501	—	—	—	—	—	17,501
Building and civil constructions	75,285	—	278	—	75,563	13,338	—	2%	938	14,276	61,287
High pressure mains	263,925	—	419	—	264,344	105,901	—	2.22% to 10%	4,933	110,834	153,510
Medium and low pressure mains	1,456,558	—	2,563	(36)	1,459,085	281,090	(18)	1.19% to 10%	17,530	298,602	1,160,483
Pressure regulating stations	57,076	—	—	—	57,076	21,777	—	4% a 12.5%	1,341	23,118	33,958
Consumption measurement installations	359,115	—	1,346	(545)	359,916	68,296	(85)	2.85% to 5%	6,283	74,494	285,422
Other technical installations	46,868	—	—	—	46,868	21,172	—	6.67%	1,455	22,627	24,241
Machinery, equipment and tools	24,837	—	93	—	24,930	19,075	—	6.67% to 20%	1,064	20,139	4,791
Computer and telecommunications equipment	143,272	—	4,265	(198)	147,339	108,815	(196)	5% to 50%	5,575	114,194	33,145
Vehicles	10,026	—	—	(31)	9,995	8,123	(31)	10% to 20%	352	8,444	1,551
Furniture and fixtures	5,450	—	—	—	5,450	5,013	—	10% to 20%	157	5,170	280
Materials	5,955	1,860	(1,369)	(2,666)	3,780	—	—	—	—	—	3,780
Line Pack	214	—	—	—	214	—	—	—	—	—	214
Work in progress	39,825	5,929	(7,586)	—	38,168	—	—	—	—	—	38,168
Advances to fixed assets suppliers	586	100	(103)	—	583	—	—	—	—	—	583

Subtotal	2,506,493	7,889	(94)	(3,476)	2,510,812	652,600	(330)	—	39,628	691,898	1,818,914

Distribution network extensions constructed by third parties	50,398	—	343	—	50,741	5,560	—	1.82% to 2.38%	486	6,046	44,695
Offsetting item for distribution network extensions	(843)	—	(249)	—	(1,092)	(21)	—	2% to 2.38%	(11)	(32)	(1,060)
Allowance for obsolescence of materials (Exhibit E)	(476)	(99)	—	—	(575)	—	—	—	—	—	(575)

Total as of June 30, 2003	2,555,572	7,790	—	(3,476)	2,559,886	658,139	(330)	—	40,103	697,912	1,861,974

Total as of December 31, 2002	2,581,770	24,008	—	(50,206)	2,555,572	582,002	(2,151)	—	78,288	658,139	1,897,433

Total as of June 30, 2002	2,581,770	15,578	—	(35,979)	2,561,369	582,002	(684)	—	37,363	618,681	1,942,688

Notes:

(1)	The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.
(2)	Depreciation of fixed assets has been included in Exhibit H.

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT B

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2003, 2002 AND THE FISCAL YEAR ENDED DECEMBER 31, 2002

INTANGIBLE ASSETS

MAIN ACCOUNT	ORIGINAL COST			AMORTIZATION				NET BOOK VALUE
	AT BEGINNING OF YEAR	INCREASE	AT END OF PERIOD	AT BEGINNING OF YEAR	ANNUAL RATE	FOR THE PERIOD (a)	AT END OF PERIOD
	Thousands of $				%	Thousands of $
Organization charges and others	118,673	—	118,673	118,673	20	—	118,673	—
Research expenses	4,648	—	4,648	4,648	33	—	4,648	—
Long-term financial operations expenses	24,922	1,691	26,613	22,863	(b)	2,057	24,920	1,693

Total as of June 30, 2003	148,243	1,691	149,934	146,184	—	2,057	148,241	1,693

Total as of December 31, 2002	147,737	506	148,243	141,027	—	5,157	146,184	2,059

Total as of June 30, 2002	147,737	486	148,223	141,027	—	2,269	143,296	4,927

Note:

(a) Intangible assets amortization has been included in Exhibit H.

(b) See Note 3.2.i)

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT C

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2003, 2002 AND THE FISCAL YEAR ENDED DECEMBER 31, 2002

INVESTMENTS

ISSUER	TYPE OF SECURITY	FACE VALUE	QUANTITY	LISTED PRICE AS OF JUNE 30, 2003	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF JUNE 30, 2003	BOOK VALUE AS OF DECEMBER 31, 2002	BOOK VALUE AS OF JUNE 30, 2002

			Thousands		Thousands of $
CURRENT INVESTMENTS
Government Securities
Treasury bills - Patacones	—	1	1,595	—	1,595	1,595	1,351	1,419
Treasury bills - Lecop	—	1	821	—	821	821	303	778
National Governemt bonds (BODEN 2012)	—	1.4	16	1.68	26	26	22	—

Total					2,442	2,442	1,676	2,197

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT D

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2003, 2002 AND THE FISCAL YEAR ENDED DECEMBER 31, 2002

OTHER INVESTMENTS

	June 30, 2003			December 31, 2002			June 30, 2002
MAIN ACCOUNT	FACE VALUE	ACCRUED INTEREST	BOOK VALUE	FACE VALUE	ACCRUED INTEREST	BOOK VALUE	FACE VALUE	ACCRUED INTEREST	BOOK VALUE
	Thousands of $
ASSETS
CURRENT ASSETS
Saving account deposits	—	—	—	—	—	—	1	—	1

Total	—	—	—	—	—	—	1	—	1

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT E

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2003, 2002 AND THE FISCAL YEAR ENDED DECEMBER 31, 2002

ALLOWANCES

	June 30, 2003					December 31, 2002	June 30, 2002
MAIN ACCOUNT	AT BEGINNING OF YEAR	INCREASE	RESULTS OF EXPOSURE TO INFLATION	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of $
Deducted from assets
For doubtful accounts	60,341	2,686	(447)	—	62,580	60,341	55,010
For obsolescence of materials
Inventories	458	103	(1)	—	560	458	506
Fixed assets	476	99	—	—	575	476	484
Valuation allowance on deferred income tax assets	156,355	(6,053)	(1,147)	—	149,155	156,355	213,996

Total	217,630	(3,165)	(1,595)	—	212,870	217,630	269,996

Included in the liabilities
Contingencies reserve	716	1,267	(5)	(1)	1,977	716	820

Total	716	1,267	(5)	(1)	1,977	716	820

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

EXHIBIT F

METROGAS S.A.

OPERATING COST

FINANCIAL STATEMENTS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

MAIN ACCOUNT	June 30, 2003	June 30, 2002
Stock at the beggining of the year
Natural Gas	—	—
Processed Natural Gas	—	—

Plus	—	—
Purchases
Gas for distribution	80,211	99,395
Gas for processing	665	3,001

	80,876	102,396

Transportation for customers	97,071	153,782
Transportation for gas processing	1,138	1,826

	98,209	155,608
Operating Costs ( Exhibit H)
Gas sales	49,269	50,187
Processed Natural Gas	816	62

	50,085	50,249
Less
Stock at the end of the period
Natural Gas	—	—
Processed Natural Gas	—	—

	—	—

Operating Cost	229,170	308,253

Natural Gas	226,551	303,364
Processed Natural Gas	2,619	4,889

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

EXHIBIT G

FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2003, 2002 AND THE FISCAL YEAR ENDED DECEMBER 31, 2002

FOREIGN CURRENCY ASSETS AND LIABILITIES

	June 30, 2003					December 31, 2002			June 30, 2002
MAIN ACCOUNT	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE		BOOK VALUE	FOREIGN CURRENCY AND AMOUNT		BOOK VALUE	FOREIGN CURRENCY AND AMOUNT			BOOK VALUE
	Thousands of				Thousands of $	Thousands of		Thousands of $	Thousands of			Thousands of $
ASSETS
CURRENT ASSETS
Cash and banks
Cash	U$S	7	2.7000		19	U$S	3	11	U$S	2		7
	LBE	2	4.4471		8	LBE	1	3				—
	Euro	1	3.0993		3			—				—
Banks	U$S	28,756	2.7000		77,642	U$S	13,481	44,410	U$S	52		215
Other receivables
Other advances	U$S	229	2.7000		617	U$S	826	2,720				—
Other receivables	U$S	28	2.7000		76	U$S	6	21	U$S	5		19

Total Current Assets					78,365			47,165				241

TOTAL ASSETS					78,365			47,165				241

LIABILITIES
CURRENT LIABILITIES
Accounts Payable
Gas purchases	U$S	24,297	(b	)	24,297	U$S	11,109	11,191	U$S	30,705		34,628
Other purchases and services	U$S	273	2.8000		763	U$S	415	1,407	U$S	151		645
Affiliate companies					—	U$S	175	593	U$S	181		776
					—	LBE	37	205				—
Affiliate companies - gas purchases	U$S	10,114	(b	)	10,114	U$S	3,642	3,669	U$S	5,862		6,611
Financial debts								—
Secured overdrafts with foreign financial institutions	U$S	50,000	2.8000		140,000	U$S	50,000	169,748	U$S	50,000		214,276
Negotiable bonds (face value)	U$S	230,000	2.8000		644,000	U$S	230,000	780,841	U$S	100,000		428,553
	Euro	110,000	3.2144		353,584	Euro	110,000	391,554	Euro	110,000	(a)	466,553
Swap effect					—			—	U$S	(14,432)	(a)	(61,849)
Interests payable - Secured overdrafts with foreign financial institutions	U$S	17,329	2.8000		48,522	U$S	5,175	17,569	U$S	12,327		52,829
	Euro	6,152	3.2144		19,775	Euro	2,096	7,461	Euro	6,220		26,380
Swap effect									U$S	389		1,669

Total Current Liabilities					1,241,055			1,384,238				1,171,071

NON-CURRENT LIABILITIES
Financial debts
Negotiable bonds (face value)					—			—	U$S	130,000		557,119

Total Non-Current Liabilities					—			—				557,119

TOTAL LIABILITIES					1,241,055			1,384,238				1,728,190

U$S: United States Dollars

LBE: Pound Sterling

(a)	See Note 9
(b)	See Note 2

Vito Sergio Camporeale

Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

EXHIBIT H

FINANCIAL STATEMENTS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

EXPENSES INCURRED

MAIN ACCOUNT	June 30, 2003							June 30, 2002 TOTAL
	FIXED ASSETS EXPENSES	OPERATING COSTS		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER FINANCING AND HOLDING RESULTS FROM LIABILITIES	TOTAL
		GAS SALES	PROCESSED NATURAL GAS

	Thousand of $
Payroll and other employees benefits	1,062	5,426	—	5,890	5,551	—	17,929	28,514
Social security contributions	403	1,486	—	1,191	1,504	—	4,584	6,509
Directors´ and members of Surveillance committee fee	—	—	—	12	—	—	12	18
Fees for professional services	2	15	—	1,423	195	—	1,635	2,225
Technical operator´s fees	—	2,216	—	—	—	—	2,216	3,231
Sundry Materials	6	1,016	—	—	—	—	1,022	1,182
Fees for sundry services	46	636	—	325	1,913	—	2,920	4,200
Postage, telephone and fax	32	71	—	532	1,140	—	1,775	2,306
Leases	—	2	—	2,148	379	—	2,529	3,168
Transportation and freight charges	—	—	—	82	—	—	82	134
Office materials	6	103	—	460	98	—	667	959
Travelling expenses	7	50	—	128	22	—	207	310
Insurance premium	—	—	—	1,949	5	—	1,954	1,190
Fixed assets maintenance	3	3,578	—	1,474	111	—	5,166	5,490
Fixed assets depreciation	—	33,410	—	6,693	—	—	40,103	37,363
Intangible assets amortization	—	—	—	2,057	—	—	2,057	2,269
Taxes, rates and contributions	59	524	816	923	41	—	2,363	3,193
Publicity	—	—	—	—	197	—	197	293
Allowance for doubtful accounts	—	—	—	—	2,686	—	2,686	21,499
Bank expenses and commissions	—	—	—	54	1,991	—	2,045	2,759
Interest on Comercial Operations	—	—	—	—	—	3	3	65
Interest on Financial Operations	704	—	—	—	—	51,186	51,890	68,843
Exchange losses	—	—	—	—	—	(210,786)	(210,786)	794,531
Others	—	736	—	4,634	61	242	5,673	9,777

Total as of June 30, 2003	2,330	49,269	816	29,975	15,894	(159,355)	(61,071)	1,000,028

Total as of June 30, 2002	6,373	50,187	62	43,421	39,425	860,560	1,000,028

Vito Sergio Camporeale

Deputy President